Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
at
$6.44 net per share, plus one non-transferable contingent value right for each share, which represents the contractual right to receive a cash payment of up to $1.50 per share upon the achievement of certain sales milestones,
by
CHARLIE ACQUISITION CORP.
a wholly-owned indirect subsidiary of
H. LUNDBECK A/S

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JUNE 20, 2014 (ONE MINUTE AFTER 11:59 P.M.,
NEW YORK CITY TIME, ON JUNE 20, 2014), UNLESS THE OFFER IS EXTENDED.

Charlie Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”), is offering to purchase all the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (the “Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the “Cash Consideration”), plus (b) one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones (the Cash Consideration plus one CVR, collectively, the “Offer Consideration”), in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). This Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Lundbeck, Purchaser and Chelsea. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Chelsea (the “Merger” and together with the Offer, the “Transactions”), with Chelsea continuing as the surviving corporation in the Merger and a wholly-owned indirect subsidiary of Lundbeck. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned (i) by Lundbeck, Purchaser, Chelsea (or held in Chelsea’s treasury) or by any direct or indirect wholly-owned subsidiary of Lundbeck, Purchaser or Chelsea, all of which will be cancelled without any conversion thereof or consideration paid therefor, or (ii) by any stockholder of Chelsea who is entitled to demand and properly demands appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive the Offer Consideration. Under no circumstances will interest be paid on the Offer Consideration for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

THE CHELSEA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
CHELSEA’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR
SHARES PURSUANT TO THE OFFER.

The Board of Directors of Chelsea has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Chelsea and the transactions contemplated thereby, (ii) approving and declaring advisable the Merger Agreement, the Transactions and the other transactions contemplated thereby, (iii) determining that the Merger Agreement, the Transactions and the other transactions contemplated thereby, on the terms and subject to the conditions of the Merger Agreement, are fair to and in the best interests of Chelsea and its stockholders, (iv) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) recommending that Chelsea’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below), (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) (x) no order (whether temporary, preliminary or permanent in nature) or other restraint or prohibition of any governmental authority being in effect, and no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority and remaining in effect, that, in any such case, prohibits or makes illegal the consummation of the Offer or the Merger and (y) there being no pending proceeding brought by any governmental authority that has a substantial likelihood of success (1) seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger in accordance with the terms of the Merger Agreement or (2) which, if successful, would reasonably be expected to result in a Substantial Detriment (as defined below), and (iv) no change, circumstance, event or occurrence having occurred since the date of the Merger Agreement that has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”). The term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) represents at least a majority of all Shares then outstanding determined on a fully diluted basis. The term “Substantial Detriment” is defined in Section 11 — “The Transaction Agreements” and generally includes, among other things, any prohibition or limitation on, or commitments as to, the ownership, conduct or operation by Purchaser, Lundbeck or Chelsea of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea, or such parties being compelled to dispose of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer”. There is no financing condition to the Offer.

You should read this entire document carefully before deciding whether to tender your Shares pursuant to the Offer.

May 23, 2014

IMPORTANT

Any stockholder of Chelsea wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

Any stockholder of Chelsea may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll free: (877) 687-1875
Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, New York 10022
(212) 883-3800

SUMMARY TERM SHEET

Charlie Acquisition Corp., a Delaware corporation (“Purchaser”, “us” or “we”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”), is offering to purchase all the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (the “Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the “Cash Consideration”), plus (b) one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones (the Cash Consideration plus one CVR, collectively, the “Offer Consideration”), in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). This Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Lundbeck, Purchaser and Chelsea. The following are answers to some of the questions you, as a stockholder of Chelsea, may have about the Offer. We urge you to read carefully and in their entirety the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you, because this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. The information concerning Chelsea contained herein and elsewhere in this Offer to Purchase has been provided to Lundbeck and Purchaser by Chelsea or has been taken from or is based upon publicly available documents or records of Chelsea on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Lundbeck and Purchaser have not independently verified the accuracy and completeness of such information. Lundbeck and Purchaser have no knowledge that would indicate that any statements contained herein relating to Chelsea and provided to Lundbeck and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete. None of Lundbeck, Purchaser or any of their respective affiliates or assigns, the Information Agent (as defined below), the Dealer Manager (as defined below) or the Depositary (as defined below) assumes responsibility for the accuracy or completeness of the information concerning Chelsea, whether furnished by Chelsea or contained in such documents and records, or for any failure by Chelsea to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

Who is offering to buy my securities?

Our name is Charlie Acquisition Corp., a Delaware corporation that was formed for the purpose of making this Offer. We are a wholly-owned indirect subsidiary of Lundbeck. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Lundbeck and Purchaser”.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer”.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to purchase Shares for (a) $6.44 per Share, net to the seller in cash, without interest (as such amount may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement), plus (b) one CVR per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones, in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

If you are the record holder of Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions.

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If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What is the CVR and how does it work?

A CVR represents the non-transferable contractual contingent right to receive a cash payment of up to $1.50, subject to any required withholding of taxes and without interest, if certain milestones based on sales of any pharmaceutical product that contains droxidopa as the sole active pharmaceutical ingredient and is intended for intravenous, intramuscular, subcutaneous, oral or sublingual administration, including, in each case, all formulations and line extensions thereof (the “Product”) are achieved within the specified time period. The milestones and payments can be summarized as follows:

•	if the aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales (as defined in Section 11 — “The Transaction Agreements”) of the Product (the “Product Net Sales”) during the period commencing January 1, 2015 to and including December 31, 2015 exceed $100,000,000 (the “2015 Sales Milestone”), then Lundbeck shall pay an amount per CVR equal to (i) 0.5 multiplied by (ii)(A) the Product Net Sales during the period commencing January 1, 2015 to and including December 31, 2015 minus (B) $100,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Transactions (as defined below); provided that such payments shall not exceed $0.50 per CVR;
•	if the Product Net Sales during the period commencing January 1, 2016 to and including December 31, 2016 exceed $200,000,000 (the “2016 Sales Milestone”), then Lundbeck shall pay an amount per CVR equal to (i) 0.5 multiplied by (ii)(A) the Product Net Sales during the period commencing January 1, 2016 to and including December 31, 2016 minus (B) $200,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Transactions; provided that such payments shall not exceed $0.50 per CVR; and
•	if the Product Net Sales during the period commencing January 1, 2017 to and including December 31, 2017 exceed $300,000,000 (the “2017 Sales Milestone”), then Lundbeck shall pay an amount per CVR equal to (i) 0.5 multiplied by (ii)(A) the Product Net Sales during the period commencing January 1, 2017 to and including December 31, 2017 minus (B) $300,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Transactions; provided that such payments shall not exceed $0.50 per CVR.

The right to the payments described above is solely a contractual right governed by the terms and conditions of the CVR Agreement (as defined in Section 11 — “The Transaction Agreements”). The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Lundbeck, Chelsea or us. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Lundbeck than those accorded to general, unsecured creditors under applicable law. For more information on the CVRs, see Section 11 — “The Transaction Agreements”.

Is it possible that no payments will become payable to the holders of CVRs?

Yes. It is possible that none of the 2015 Sales Milestone, 2016 Sales Milestone and 2017 Sales Milestone (collectively, “Sales Milestones”) will be achieved, in which case you will receive only the Cash Consideration for any Shares you tender in the Offer and no payments with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement does not require Lundbeck or any of the other Selling Entities (as defined in Section 11 — “The Transaction Agreements”) to undertake any level of efforts to achieve the Sales Milestones, and there can be no assurance that any levels of Product Net Sales will be achieved or that any or all of the payments described above will be made.

For more information on the CVRs, see Section 11 — “The Transaction Agreements”.

May I transfer my CVRs?

The CVRs will not be transferable except:

•	upon death of a holder by will or intestacy;
•	pursuant to a court order;
•	by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; and
•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Book-Entry Transfer Facility (as defined in Section 2 — “Acceptance for Payment and Payment for Shares”).

For more information on the CVRs, see Section 11 — “The Transaction Agreements”.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Tender Condition (the term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) represents at least a majority of all Shares then outstanding determined on a fully diluted basis);
•	the expiration or termination of the waiting period applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (or any extension thereof);
•	(x) no order (whether temporary, preliminary or permanent in nature) or other restraint or prohibition of any governmental authority being in effect, and no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority and remaining in effect, that, in any such case, prohibits or makes illegal the consummation of the Offer or the Merger and (y) there being no pending proceeding brought by any governmental authority that has a substantial likelihood of success (1) seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger in accordance with the terms of the Merger Agreement or (2) which, if successful, would reasonably be expected to result in a Substantial Detriment (the term “Substantial Detriment” is defined in Section 11 — “The Transaction Agreements” and generally includes, among other things, any prohibition or limitation on, or commitments as to, the ownership, conduct or operation by Purchaser, Lundbeck or Chelsea of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea, or such parties being compelled to dispose of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea); and
•	no change, circumstance, event or occurrence having occurred since the date of the Merger Agreement that has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”).

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the Offer can be found in Section 15 — “Certain Conditions of the Offer”.

We reserve the right to waive some of the conditions to the Offer without Chelsea’s consent. We cannot, however, waive or change the Minimum Tender Condition without the consent of Chelsea. See Section 15 — “Certain Conditions of the Offer”.

Is the Offer subject to any financing conditions?

No. There is no financing condition to the Offer.

Do you have the financial resources to make payment and is your financial condition relevant to my decision to tender my Shares in the Offer?

We estimate that we will need approximately $537 million to (i) purchase all the issued and outstanding Shares validly tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the Merger, (ii) cash out certain equity awards granted by Chelsea and (iii) pay related transaction fees and expenses. In addition, we estimate that we will need approximately an additional $128 million to pay the total maximum amount that may be payable with respect to the CVRs in the event that all Sales Milestones (as described under “What is the CVR and how does it work?”) are achieved.

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	Lundbeck currently has and expects to continue to have, and Lundbeck or one of its subsidiaries will provide us with, sufficient funds to consummate the Offer and the Merger (collectively, the “Transactions”), at the applicable time and subject to the terms and conditions of the Offer and the Merger Agreement;
•	the Offer is being made for all outstanding Shares solely for the Cash Consideration and CVRs, both of which will be paid in cash;
•	the Offer is not subject to any financing condition;
•	if we consummate the Offer, we expect to acquire in the Merger any remaining outstanding Shares not purchased in the Offer for the same consideration per Share that was paid in the Offer; and
•	Lundbeck, which has agreed to make any payments that may become payable with respect to the CVRs, currently has sufficient funds to pay the total maximum amount that may be payable with respect to the CVRs, and currently anticipates that it will continue to have sufficient funds to pay the total maximum amount that may be payable with respect to the CVRs.

See Section 9 — “Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014). You will have until such time to tender your Shares in the Offer. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Chelsea nor Lundbeck has terminated the Merger Agreement in accordance with its terms:

•	We must extend the Offer for one or more successive periods of 10 business days each, if at the otherwise scheduled expiration date of the Offer any of the conditions to the Offer (other than the Minimum Tender Condition) is not satisfied or, to the extent permitted by the Merger Agreement, waived. We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is August 29, 2014.
•	We may extend the Offer, or, at the request of Chelsea, must extend the Offer, for one or more successive periods of 10 business days each, if at the otherwise scheduled expiration date of the Offer, the Minimum Tender Condition is the only condition to the Offer that has not been satisfied or, to the extent permitted by the Merger Agreement, waived. We will not, however, be required to extend the Offer beyond the Outside Date.
•	Notwithstanding any of the limitations set forth above, we must extend the Offer for any period required by applicable law or judgment, or any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer.

See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without Chelsea’s consent.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1 — “Terms of the Offer”.

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.
•	If you are a record holder and you hold uncertificated Shares in book-entry form with Chelsea’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.
•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.
•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as defined herein). Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.
•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by July 21, 2014, you may withdraw them at any time after that date until we accept Shares for payment. See Section 4 — “Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw Shares. See Section 4 — “Withdrawal Rights”.

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What is the recommendation of the Chelsea Board of Directors with respect to the Offer?

The Chelsea Board of Directors unanimously recommends that Chelsea’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Board of Directors of Chelsea has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Chelsea and the transactions contemplated thereby, (ii) approving and declaring advisable the Merger Agreement, the Transactions and the other transactions contemplated thereby, (iii) determining that the Merger Agreement, the Transactions and the other transactions contemplated thereby, on the terms and subject to the conditions of the Merger Agreement, are fair to and in the best interests of Chelsea and its stockholders, (iv) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) recommending that Chelsea’s stockholders accept the Offer and tender their Shares pursuant to the Offer. A more complete description of the reasons for the Chelsea Board of Directors’ approval of the Offer and the Merger is set forth in Chelsea’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Chelsea’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will Chelsea continue as a public company?

No. As soon as practicable following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Chelsea will no longer be publicly traded. Even if for some reason the Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Shares will no longer be eligible to be traded through the NASDAQ Capital Market or other securities exchanges, there may not be an active public trading market for Shares and Chelsea may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer”.

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into Chelsea (the “Merger”), with Chelsea continuing as the surviving corporation. If the Merger takes place, Lundbeck will own 100% of Chelsea, and all of the remaining stockholders of Chelsea, other than Chelsea, Lundbeck, Purchaser, any of their respective direct or indirect wholly-owned subsidiaries and any dissenting stockholders of Chelsea that properly exercise appraisal rights under applicable Delaware law, will have the right to receive the Offer Consideration, subject to any required withholding of taxes. See the “Introduction” to this Offer to Purchase. See also Section 11 —  “The Transaction Agreements” and Section 15 — “Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger in the event that the Offer is consummated. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Chelsea”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive the Offer Consideration, subject to any required withholding of taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will have the right to receive the same consideration per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares, which could be higher or lower than the total consideration per Share paid by us pursuant to the Offer and the Merger.

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your

Shares is that you will be paid the Cash Consideration earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase Shares that are tendered, but the Merger does not occur, you will remain a stockholder of Chelsea. However, there may be so few remaining stockholders and publicly held Shares that Shares will no longer be eligible to be traded through the NASDAQ Capital Market or other securities exchanges and there may not be an active public trading market for Shares, which means you may not be able to sell your Shares. Also, as described above, Chelsea may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On May 7, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NASDAQ Capital Market was $5.00 per Share. On May 22, 2014, the last full trading day prior to the commencement of the Offer, the closing sale price per Share reported on the NASDAQ Capital Market was $6.54. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6 — “Price Range of Shares; Dividends”.

Can holders of Chelsea stock options participate in the Offer?

The Offer is only for Shares and not for stock options. If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) prior to the consummation of the Offer in accordance with the terms of the Chelsea 2004 Stock Plan, as amended (the “Chelsea Stock Plan”) and tender the Shares received upon the exercise in accordance with the terms of the Offer.

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, effective upon the consummation of the Offer, each outstanding Chelsea stock option will become vested and exercisable to the extent not previously vested. Each unexercised Chelsea stock option outstanding at the Effective Time (as defined herein) will be canceled and each canceled Chelsea stock option with an exercise price per Share that is less than the Cash Consideration will be converted into the right to receive (a) an amount in cash (without interest) equal to the excess of the Cash Consideration over the exercise price per Share of such Chelsea stock option multiplied by the number of Shares subject to such Chelsea stock option and (b) a CVR for each Share subject to such Chelsea stock option, in each case subject to any required withholding of taxes. Chelsea stock options with an exercise price per Share that equals or exceeds the Cash Consideration will be canceled without any payment and without the right to receive a CVR or any payment with respect thereto.

See Section 11 — “The Transaction Agreements”.

What are the United States federal income tax consequences of having my Shares accepted for Offer Consideration in the Offer or receiving Offer Consideration in exchange for my Shares in the Merger?

The exchange of Shares for Offer Consideration pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5 — “Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of Shares for Offer Consideration pursuant to the Offer or an exchange of Shares for Offer Consideration pursuant to the Merger, in an amount equal to the difference, if any, between the amount of Cash Consideration plus fair market value of CVRs received and your adjusted tax basis in such Shares. This description of U.S. federal income tax consequences is for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws. See Section 5 — ”Material United States Federal Income Tax Consequences”.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of Chelsea who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares will be entitled to exercise appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with applicable Delaware law. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the consideration paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the total consideration per Share paid by us pursuant to the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of Chelsea desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 12 — “Purpose of the Offer; Plans for Chelsea”.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, at (877) 687-1875 (stockholders call toll free) or (212) 750-5833 (banks and brokers call collect). Moelis & Company LLC is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Chelsea:

INTRODUCTION

Charlie Acquisition Corp., a Delaware corporation (“Purchaser”, “us” or “we”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”), is offering to purchase all the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (the “Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the “Cash Consideration”), plus (b) one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones (the Cash Consideration plus one CVR, collectively, the “Offer Consideration”), in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

This Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Lundbeck, Purchaser and Chelsea. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (See Section 11 — “The Transaction Agreements”), Purchaser will merge with and into Chelsea (the “Merger” and together with the Offer, the “Transactions”), with Chelsea continuing as the surviving corporation in the Merger and a wholly-owned indirect subsidiary of Lundbeck.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined herein), (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) (x) no order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any governmental authority of competent jurisdiction being in effect, and no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority of competent jurisdiction and remaining in effect, that, in any such case, prohibits or makes illegal the consummation of the Offer or the Merger and (y) there being no pending action, investigation, claim, lawsuit, litigation or other proceeding brought by any governmental authority of competent jurisdiction that has a substantial likelihood of success (1) seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger in accordance with the terms of the Merger Agreement or (2) which, if successful, would reasonably be expected to result in a Substantial Detriment (as defined herein), and (iv) no change, circumstance, event or occurrence having occurred since the date of the Merger Agreement that has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”). The term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) represents at least a majority of the sum of (A) all Shares then outstanding; and (B) all Shares that Chelsea may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The term “Substantial Detriment” is defined in Section 11 — “The Transaction Agreements” and generally includes, among other things, any prohibition or limitation on, or commitments as to, the ownership, conduct or operation by Purchaser, Lundbeck or Chelsea of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea, or such parties being compelled to dispose of any portion of the business, properties, rights or assets of

Lundbeck or, if relating to droxidopa, of Chelsea. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer”. There is no financing condition to the Offer.

Chelsea has advised Lundbeck that at the close of business on May 21, 2014, (i) 78,935,852 Shares were issued and outstanding (of which no Shares were held by Chelsea in its treasury) and no company preferred stock was issued and outstanding, (ii) 7,607,273 Shares were issuable upon exercise of outstanding Chelsea stock options and (iii) 10,400,000 Shares were reserved for issuance pursuant to the Chelsea 2004 Stock Plan, as amended (the “Chelsea Stock Plan”) (which number includes the Shares issued to date or issuable upon exercise of outstanding Chelsea stock options, as described in clause (ii)).

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements”.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Chelsea has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Chelsea and the transactions contemplated thereby, (ii) approving and declaring advisable the Merger Agreement, the Transactions and the other transactions contemplated thereby, (iii) determining that the Merger Agreement, the Transactions and the other transactions contemplated thereby, on the terms and subject to the conditions of the Merger Agreement, are fair to and in the best interests of Chelsea and its stockholders, (iv) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) recommending that Chelsea’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A description of the reasons for the Chelsea Board of Directors’ approval of the Offer and the Merger is set forth in Chelsea’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Chelsea’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Section 11 — “The Transaction Agreements”, Purchaser will be merged with and into Chelsea, with Chelsea continuing as the surviving corporation and a wholly-owned indirect subsidiary of Lundbeck. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Effective Time”) the certificate of merger (the “Certificate of Merger”) is filed with the Delaware Secretary of State or at such later time specified in the Certificate of Merger, as may be agreed by the parties. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the Offer Consideration, except for (i) Shares owned by Lundbeck, Purchaser, Chelsea (or held in Chelsea’s treasury) or by any direct or indirect wholly-owned subsidiary of Lundbeck, Purchaser or Chelsea, all of which will be cancelled without any conversion thereof or consideration paid therefor, and (ii) Shares owned by Chelsea’s stockholders who are entitled to demand and properly demand appraisal of their Shares pursuant to applicable Delaware law.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will own at least the amount of shares of stock of Chelsea that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Lundbeck and Chelsea will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Chelsea in accordance with Section 251(h) of the DGCL. See Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Chelsea”.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.  Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights”. The time, if any, at which Purchaser accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the scheduled expiration of the Offer (unless we extend the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Offer Closing”. The Offer will expire at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon the satisfaction of (i) the Minimum Tender Condition, (ii) the Antitrust Condition (as defined below), (iii) the Governmental Authority Condition (as defined below) and (iv) the Material Adverse Effect Condition (as defined below). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer”.

The Merger Agreement provides that so long as neither Chelsea nor Lundbeck has terminated the Merger Agreement in accordance with its terms:

•	We must extend the Offer for one or more successive periods of 10 business days each, if at the otherwise scheduled expiration date of the Offer any of the conditions to the Offer (other than the Minimum Tender Condition) is not satisfied or, to the extent permitted by the Merger Agreement, waived. We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is August 29, 2014.
•	We may extend the Offer, or, at the request of Chelsea, must extend the Offer, for one or more successive periods of 10 business days each, if at the otherwise scheduled expiration date of the Offer, the Minimum Tender Condition is the only condition to the Offer that has not been satisfied or, to the extent permitted by the Merger Agreement, waived. We will not, however, be required to extend the Offer beyond the Outside Date.
•	Notwithstanding any of the limitations set forth above, we must extend the Offer for any period required by applicable law or judgment, or any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff that is applicable to the Offer.

We do not presently intend to offer a subsequent offering period, and we are not permitted by the Merger Agreement to do so without Chelsea’s consent.

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2014. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Lundbeck and Purchaser expressly reserve the right to (i) increase the Offer Consideration and (ii) waive or make any other changes in the terms and conditions of the Offer. However, no change may be made by Lundbeck or Purchaser, without the prior written consent of Chelsea, which (a) reduces the number of Shares sought to be purchased in the Offer, (b) reduces the Cash Consideration or the number of CVRs to be granted per Share or amends the terms of the CVR or the CVR Agreement (as defined below) in a manner that is adverse to the interests of the holders of CVRs, (c) changes the form of consideration payable in the Offer, (d) amends, modifies or waives the Minimum Tender Condition, (e) adds to the Offer Conditions (as defined below), or amends, modifies or supplements any Offer Condition in any manner adverse to the holders of Shares, (f) terminates the Offer or extends or otherwise amends or modifies the Expiration Date of the Offer other than as permitted under the Merger Agreement, or (g) provides for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The rights reserved by Purchaser as described in the preceding paragraph are in addition to Purchaser’s rights described in Section 15 — “Certain Conditions of the Offer”. Any delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights”. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

Chelsea has provided Purchaser with Chelsea’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Chelsea’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

2.  Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Lundbeck will cause Purchaser to, promptly following the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. See Section 1 — “Terms of the Offer”.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Consideration for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Consideration for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 —  “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

At or prior to the Offer Closing, Lundbeck will execute a Contingent Value Rights Agreement with a rights agent selected by Lundbeck and reasonably acceptable to Chelsea (the “CVR Agreement”) governing the terms of the CVRs. Neither Purchaser nor Lundbeck will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 — “The Transaction Agreements”.

If any tendered Shares are not accepted for payment pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.  Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.
•	If you are a record holder and you hold uncertificated Shares in book-entry form with Chelsea’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.
•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.
•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent (as defined below) for assistance.
•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer.  The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or
•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  Shares may also be tendered if all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and
•	the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated and held in book-entry form with Chelsea’s transfer agent, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates, if any, evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Lundbeck, Purchaser, Chelsea, the Depositary, Innisfree M&A Incorporated (the “Information Agent”), Moelis & Company LLC (the “Dealer Manager”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy.  By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;
•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;
•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and
•	the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Chelsea’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Chelsea’s stockholders.

4.  Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2014.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. None of Lundbeck, Purchaser, Chelsea, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Chelsea whose Shares are tendered and accepted for payment of Offer Consideration pursuant to the Offer or whose Shares are converted into the right to receive the Offer Consideration (or cash as a result of exercising appraisal rights). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; and (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for the Offer Consideration pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of Shares for the Offer Consideration pursuant to the Offer or an exchange of Shares for the Offer Consideration pursuant to the Merger (or for cash upon exercise of appraisal rights), in an amount equal to the difference, if any, between (i) the amount of cash you receive plus the fair market value of any CVRs you receive and (ii) your adjusted tax basis in such Shares. The proper method to determine the fair market value of a CVR is not clear, but Lundbeck believes that a reasonable method would be to treat the fair market value of a CVR received in this Offer as the excess of the trading price of a Share immediately before the closing of this Offer over the amount of cash payable in this Offer, and the fair market value of a CVR received in the Merger as the trading price of a Share immediately before the Merger over the amount of cash payable in the Merger.

Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Consideration pursuant to the Merger (or for cash upon exercise of appraisal rights). Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses against ordinary income is subject to limitations. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the sale of Shares because the Shares are traded on an established securities market.

Your initial tax basis in a CVR will equal the fair market value of such CVR upon receipt. The holding period for the CVR will begin on the day following the date of the Merger.

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Lundbeck intends to treat any CVR payment (except to the extent of any imputed interest, as described below) as giving rise to an amount realized on the disposition of the CVR. Assuming that this method of reporting is correct, over the period of the CVR, you should recognize total gain or loss equal to the difference between the total payments on the CVR (less any imputed interest, as described below) and your adjusted tax basis in the CVR. The gain or loss will be long-term capital gain or loss because payments will not be made until you have held the CVR for more than one year. If no CVR payment is made or if the total amount of CVR payments made (less any imputed interest, as described below) is less than your adjusted tax basis in the CVR, you should recognize a capital loss. Since up to three CVR payments will be made, you may be required to allocate a portion of your overall tax basis in a CVR to each payment and to recognize gain on each payment in an amount equal to the excess of that payment over the portion of your tax basis in the CVR allocable to that payment. While the proper method of allocation is not clear, Lundbeck believes it would be reasonable to allocate one-third of your total tax basis in the CVR to each potential payment on the CVR. Under this approach, if a payment in any year is less than one-third of your tax basis, it is not likely that you would be allowed a taxable loss in that year, but any unused tax basis for the year could be used to offset future CVR payments and a loss would be allowed for any unrecovered basis after all payments had been made on the CVR. Alternatively, it is possible that you would be permitted to not recognize any capital gain until the total cash received by you exceeded your total basis in the CVR, at which point all future payments would be long term capital gain, and any unrecovered basis would be a capital loss at the time when all payments had been made on the CVR.

Under the Code, a portion of any CVR payment should be treated as interest income that is ordinary income to a U.S. holder. In the event that the CVR payment is made, the amount of imputed interest will be calculated under Section 483 of the Code, and under that method generally should be equal to the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or effective time of the Merger, as applicable, discounted at the relevant applicable federal rate. Under Section 483, the imputed interest is accounted for in accordance with the holder’s regular method of accounting.

As discussed above, the U.S. federal income tax treatment of the CVRs is unclear. You should consult your own tax advisor regarding this issue.

Consequences of the Offer and the Merger to Non-U.S. Holders.  Payments you receive as a Non-U.S. Holder with respect to Shares that you exchange in the Offer or the Merger (as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•	your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or
•	you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Generally, if payments are made to a Non-U.S. holder with respect to a CVR, unless a holder provides a proper certification on IRS Form W-8BEN or other applicable form, Lundbeck expects to withhold or cause to be withheld an amount equal to 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above). As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Lundbeck or other withholding agent may be required to withhold additional amounts on payments with respect to the CVRs. Non-U.S. holders are urged to consult their own tax advisors.

Backup Withholding.  All payments to which you would be entitled pursuant to the Offer or the Merger (as a result of exercising appraisal rights) will be subject to backup withholding at a rate of 28% with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger, and amounts received in respect of CVRs, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.  Price Range of Shares; Dividends.

The Shares trade on the NASDAQ Capital Market under the symbol “CHTP”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NASDAQ Capital Market based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2012
First Quarter	$5.40	$2.18
Second Quarter	$2.56	$1.05
Third Quarter	$1.50	$0.70
Fourth Quarter	$1.97	$0.73
Fiscal Year Ended December 31, 2013
First Quarter	$2.17	$0.76
Second Quarter	$2.76	$1.68
Third Quarter	$3.30	$2.28
Fourth Quarter	$4.53	$2.57
Fiscal Year Ending December 31, 2014
First Quarter	$6.26	$2.30
Second Quarter (through May 22, 2014)	$6.67	$4.28

On May 7, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NASDAQ Capital Market was $5.00 per Share. On May 22, 2014, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on the NASDAQ Capital Market was $6.54. Stockholders are urged to obtain a current market quotation for Shares.

According to Chelsea’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC, Chelsea historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, Chelsea is not permitted to declare, set aside or pay any dividends with respect to the Shares without the prior written consent of Lundbeck or except as required by applicable law.

7.  Certain Information Concerning Chelsea.

The following description of Chelsea and its business is qualified in its entirety by reference to Chelsea’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and other publicly available documents and records on file with the SEC and other public sources, and should be considered in conjunction with the more comprehensive financial and other information in such documents and records.

General.  Chelsea is a Delaware corporation with its principal executive office located at 3530 Toringdon Way, Suite 200, Charlotte, North Carolina 28277. The telephone number for Chelsea is (704) 341-1516.

Chelsea is a development stage pharmaceutical company that seeks to acquire, develop and commercialize innovative products for the treatment of a variety of human diseases. Chelsea’s strategy is to develop pharmaceutical products that address important unmet medical needs or offer improved alternatives to current methods of treatment. Chelsea is focused on evaluating strategic opportunities while also planning for the commercialization of NortheraTM (droxidopa), a novel therapeutic agent, for the treatment of symptomatic neurogenic orthostatic hypotension in patients with primary autonomic failure (Parkinson’s disease, multiple systems atrophy and pure autonomic failure), dopamine β-hydroxylase deficiency and non-diabetic autonomic neuropathy. Northera was granted accelerated approval for marketing in the United States by the U.S. Food and Drug Administration, or FDA, in February 2014, with a commitment for an additional confirmatory study. In addition, Chelsea is interested in evaluating droxidopa in other conditions and diseases in which norepinephrine may play a role, including intradialytic hypotension, fibromyalgia, freezing of gait and adult attention deficit hyperactivity disorder. Chelsea also has a portfolio of metabolically inert antifolates that Chelsea has studied as a potential treatment of rheumatoid arthritis and that might also be suitable for the treatment of multiple other autoimmune disorders, including psoriasis, Crohn’s disease, uveitis, ankylosing spondylitis, inflammatory bowel disease, cancer and other immunological disorders.

Sources of Information.  The information concerning Chelsea contained herein and elsewhere in this Offer to Purchase has been provided to Lundbeck and Purchaser by Chelsea or has been taken from or is based upon publicly available documents or records of Chelsea on file with the SEC or other public sources at the time of the Offer. Lundbeck and Purchaser have not independently verified the accuracy and completeness of such information. Lundbeck and Purchaser have no knowledge that would indicate that any statements contained herein relating to Chelsea and provided to Lundbeck and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete. None of Lundbeck, Purchaser or any of their respective affiliates or assigns, the Information Agent, the Dealer Manager or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Chelsea, whether furnished by Chelsea or contained in such documents and records, or for any failure by Chelsea to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

8.  Certain Information Concerning Lundbeck and Purchaser.

General.  Lundbeck is incorporated under the laws of Denmark, with its principal executive office located at Ottiliavej 9, DK-2500 Valby, Denmark. The telephone number of Lundbeck is +45 36 30 13 11.

Lundbeck is a global pharmaceutical company specialized in brain diseases. For more than 50 years, Lundbeck has been at the forefront of research within neuroscience. Lundbeck’s development and distribution of pioneering treatments continues to make a difference to people living with brain diseases. Lundbeck’s key areas of focus are alcohol dependence, Alzheimer’s disease, depression/anxiety, epilepsy, Huntington’s disease, Parkinson’s disease, schizophrenia and stroke.

Lundbeck’s approximately 6,000 employees in 57 countries are engaged in the entire value chain throughout research, development, production, marketing and sales, and are committed to improving the quality of life of people living with brain diseases. Lundbeck’s pipeline consists of several late-stage development programs and Lundbeck’s products are available in more than 100 countries. Lundbeck has research centers in China, Denmark and the United States, and production facilities in China, Denmark, France, Italy and Mexico. Lundbeck generated revenue of DKK 15.3 billion in 2013 (USD 2.7 billion).

Purchaser is a Delaware corporation with its principal executive office located at Four Parkway North, Deerfield, Illinois 60015. The telephone number of Purchaser is (866) 337-6996. Purchaser is a wholly-owned indirect subsidiary of Lundbeck. Purchaser was formed for the purpose of making a tender offer for all Shares and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of (i) each director and executive officer of Lundbeck and (ii) each director and executive officer of Purchaser and certain other information are set forth in Schedule I hereto.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Lundbeck or Purchaser (together, the “Corporate Entities”) or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of the Corporate Entities or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Corporate Entities or any of the persons so listed, has effected any transaction in Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Chelsea, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth below, none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Chelsea or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Lundbeck or any of its subsidiaries or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Chelsea or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Lundbeck and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be examined and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213.

9.  Source and Amount of Funds.

We estimate that we will need approximately $537 million to (i) purchase all the issued and outstanding Shares validly tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the Merger, (ii) cash out certain equity awards granted by Chelsea and (iii) pay related transaction fees and expenses. In addition, we estimate that we will need approximately an additional $128 million to pay the total maximum amount that may be payable with respect to the CVRs in the event that all Sales Milestones (as described in Section 11 — “The Transaction Agreements”) are achieved.

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	Lundbeck currently has and expects to continue to have, and Lundbeck or one of its subsidiaries will provide us with, sufficient funds to consummate the Transactions at the applicable time and subject to the terms and conditions of the Offer and the Merger Agreement;
•	the Offer is being made for all outstanding Shares solely for the Cash Consideration and CVRs, both of which will be paid in cash;
•	the Offer is not subject to any financing condition;
•	if we consummate the Offer, we expect to acquire in the Merger any remaining outstanding Shares not purchased in the Offer for the same consideration per Share that was paid in the Offer; and
•	Lundbeck, which has agreed to make any payments that may become payable with respect to the CVRs, currently has sufficient funds to pay the total maximum amount that may be payable with respect to the CVRs, and currently anticipates that it will continue to have sufficient funds to pay the total maximum amount that may be payable with respect to the CVRs.

10.  Background of the Offer; Past Contacts or Negotiations with Chelsea.

Background of the Offer

The following summarizes the material events (but only those material events) that led to the signing of the Merger Agreement and does not purport to catalogue every conversation or meeting among representatives of Lundbeck and Chelsea.

From time to time in the ordinary course of its business, Lundbeck evaluates various business opportunities in an effort to complement its existing businesses and enhance stockholder value. These opportunities have included periodic assessments of potential partnering and collaboration arrangements and other potential strategic transactions to strengthen Lundbeck’s existing neurology franchise in the United States.

On March 11, 2013, representatives of Torreya Capital (“Torreya”), which had been engaged by the Chelsea Board of Directors to advise it on Chelsea’s strategic alternatives, contacted Lundbeck on Chelsea’s behalf regarding a potential strategic transaction with Chelsea.

On April 12, 2013, Chelsea entered into a confidentiality agreement with Lundbeck.

Between April 14, 2013 and September 2013, Chelsea provided Lundbeck with access to its online data room and conducted management diligence meetings on various aspects of Chelsea’s operations with Lundbeck.

On October 17, 2013, representatives of Lundbeck met with members of Chelsea’s senior management at Chelsea’s offices in Charlotte, North Carolina to discuss Lundbeck’s commercial capabilities. The parties discussed Lundbeck’s drug portfolio and its recent successful commercialization of four other drugs, and Lundbeck provided an overview of its U.S. organizational structure, operations (including its sales and marketing capabilities and nature of the prescribers with whom it has relationships), and other resources and plans for future development and how Northera may fit within such plans.

On December 17, 2013, Dr. Michael Roberts, Chelsea’s Vice President of Business Development, and representatives of Torreya met with representatives of Lundbeck at Lundbeck’s offices in Copenhagen, Denmark to discuss outstanding diligence questions as well as potential transaction structures. Subject to the outcome of Lundbeck’s diligence, representatives of Lundbeck outlined two possible strategic transaction structures, one contemplating an acquisition of Chelsea following approval of Northera, including revenue-based contingent value rights, and another involving an upfront payment for licensing rights to Northera. No economic terms were discussed.

On January 15 and 16, 2014, representatives of Chelsea and Torreya met with representatives of Lundbeck at the J.P. Morgan Healthcare Conference in San Francisco, California to discuss the implications of the Cardiovascular and Renal Drugs Advisory Committee recommendation on January 14, 2014, to approve Northera for the treatment of neurogenic orthostatic hypotension.

On February 18, 2014, the FDA granted accelerated approval of Northera.

On February 25, 2014, representatives of Lundbeck visited Chelsea’s offices in Charlotte, North Carolina to conduct additional diligence. That evening, Joseph G. Oliveto and other members of Chelsea’s senior management team had dinner with representatives of Lundbeck to discuss certain outstanding diligence items and Lundbeck’s capabilities with respect to commercializing Northera.

On March 6, 2014, Chelsea sent a bid process letter to Lundbeck. The bid process letter outlined the process for the submission of bid proposals for the acquisition of all Shares of Chelsea and requested that the recipients submit any bids by March 31, 2014. A draft merger agreement was also included with the bid process letter, which Lundbeck was asked to revise as necessary to reflect the proposed terms of its bid proposal.

Also on March 6, 2014, representatives of Lundbeck visited Chelsea’s offices in Charlotte, North Carolina to conduct additional diligence.

On March 17, 2014, the Lundbeck Chairmanship held a meeting to consider making a proposal to acquire Chelsea, during which the diligence process and the proposed terms of a proposal to Chelsea were discussed. At this meeting, the Lundbeck Chairmanship approved the submission of a proposal to acquire Chelsea pending approval by the Lundbeck Board of Directors.

Also on March 19, 2014, a representative of Moelis & Company LLC, Lundbeck’s financial advisor (“Moelis”), contacted Torreya and indicated that Lundbeck had a high level of interest in Chelsea and that Lundbeck had substantially completed its diligence review. Moelis indicated that the Lundbeck Board of Directors was planning to meet on the evening of March 21, 2014 to consider the results of the diligence review and potential offer terms.

On March 20, 2014, representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”), which had been engaged by the Chelsea Board of Directors to advise and assist it in identifying and evaluating companies that may be interested in a strategic transaction with Chelsea, participated in a previously scheduled meeting with representatives of Lundbeck. The representatives of Lundbeck indicated that Lundbeck was highly interested in Chelsea and that it believed that Chelsea would be a good strategic fit for Lundbeck. The representatives of Lundbeck also indicated that, subject to approval by its Board of Directors, Lundbeck would be prepared to submit a bid by the March 31, 2014 deadline.

On March 26, 2014, the Lundbeck Board of Directors held a meeting to consider making a proposal to acquire Chelsea. Following discussion of the diligence process and the proposed terms of the proposal to Chelsea, the Lundbeck Board of Directors approved the submission of a proposal to acquire Chelsea for aggregate consideration representing $6.44 per Share, in cash.

On March 31, 2014, the deadline set forth in the bid process letter, Lundbeck sent Torreya its bid proposal to acquire Chelsea. The consideration offered by Lundbeck was $6.44 per Share, in cash, which represented a 19.7% premium over the closing price of the Shares on Friday, March 28, 2014. The bid proposal indicated that the transaction would be fully financed with Lundbeck’s cash reserves and existing credit facilities and that Lundbeck had already obtained the necessary internal approvals based on the terms of the proposal. Lundbeck’s bid proposal did not include CVRs. Lundbeck’s bid proposal included proposed revisions to Chelsea’s draft merger agreement reflecting the terms of its bid proposal.

On April 4, 5 and 7, 2014, representatives of Deutsche Bank and Torreya had multiple discussions with representatives of Moelis, where, at the instruction of the Chelsea Board of Directors, they advised Moelis that the Chelsea Board of Directors did not consider Lundbeck’s bid proposal to be sufficient. Representatives of Moelis expressed skepticism regarding Lundbeck’s willingness to increase the upfront cash consideration reflected in Lundbeck’s bid proposal, and representatives of Deutsche Bank and Torreya advised Moelis that the Chelsea Board of Directors would be willing to consider different forms of additional consideration, including CVRs, in order to maximize value for Chelsea’s stockholders.

On April 10, 2014, the Lundbeck Board of Directors considered proposing a revised offer to Chelsea that incorporated CVRs. After consideration, the Lundbeck Board of Directors approved the submission of a revised offer to acquire Chelsea that remained at $6.44 per Share in upfront consideration but added two CVR components. The first component would pay the stockholders an aggregate amount in cash equal to 0.5 multiplied by 2015 global net sales in excess of $100 million, up to a maximum of $0.50 per CVR; and the second component would pay an aggregate amount in cash equal to 0.5 multiplied by 2016 global net sales in excess of $200 million, up to a maximum of $0.50 per CVR.

On April 11, 2014, a representative of Moelis, acting at the instruction of Lundbeck, called a representative of Deutsche Bank and conveyed Lundbeck’s revised proposal. The representative of Moelis noted that such proposal had been approved by the Lundbeck Board of Directors but was subject to confirmatory due diligence regarding the utilization of Chelsea’s net operating losses (“NOLs”).

On April 13, 2014, in connection with the negotiations relating to the CVRs, Lundbeck provided Chelsea with certain preliminary information with respect to its marketing launch plan that included Lundbeck’s estimates of the sales force it would employ in connection with a Northera commercialization.

Also on April 13, 2014, a representative of Moelis advised a representative of Deutsche Bank that Lundbeck’s accounting advisor, Ernst & Young (“EY”), had concluded that the value to Lundbeck of the Company’s NOLs was lower than Lundbeck had previously assumed, at which point Deutsche Bank requested the backup information that EY had used in coming to that conclusion.

On the afternoon of April 16, 2014, representatives of Deutsche Bank and Torreya met telephonically with representatives of Moelis, who indicated that there was no new information that it could provide with respect to Lundbeck’s revised proposal. The Deutsche Bank and Torreya representatives inquired as to the backup information that EY had used in its evaluation of the NOLs of the Company, but the representatives of Moelis had not received any additional information that they could provide to the Deutsche Bank and Torreya representatives.

Also on April 16, 2014, representatives of Deutsche Bank and Torreya spoke with representatives of Moelis regarding Lundbeck’s perspective with respect to Chelsea’s NOLs and the potential benefits to Lundbeck of Chelsea’s estimated research tax credits. The representatives of Moelis advised Deutsche Bank and Torreya that Lundbeck would not revise its proposal, as Moelis conveyed to Deutsche Bank and Torreya that the potential research tax credits would only partially offset the expected negative impact of the revised NOL analysis.

On April 18, 2014, representatives of Deutsche Bank and Torreya spoke with representatives of Moelis to discuss improving Lundbeck’s revised proposal, during which Moelis indicated that Lundbeck was not willing to improve its revised proposal. Between April 18, 2014 and April 20, 2014, a representative of Torreya spoke with a representative of Moelis several times to discuss possible improvements in Lundbeck’s revised proposal. On April 20, 2014, a representative of Moelis told a representative of Torreya that Lundbeck would not improve its revised proposal and had requested a response from Chelsea on Lundbeck’s revised proposal by April 23, 2014.

On April 23, 2014, Dr. Michael Weiser and William Rueckert met with Ulf Wiinberg, Chief Executive Officer of Lundbeck, and Jacob Tolstrup, Senior Vice President for Business Development of Lundbeck, in London, England to discuss the inclusion of a third milestone payment to the CVR included in Lundbeck’s revised proposal, which would pay an aggregate amount in cash equal to 0.5 multiplied by 2017 global net sales in excess of $300 million, up to a maximum of $0.50 per CVR. Messrs. Wiinberg and Tolstrup agreed to consider the potential third CVR component and indicated that Lundbeck would inform Chelsea of its decision on the matter as soon as practicable.

On April 29, 2014, the Lundbeck Board of Directors was informed that Lundbeck’s revised proposal was insufficient and that Chelsea had made a counterproposal that included a third potential milestone payment based on sales in 2017. After consideration, the Lundbeck Board of Directors approved the submission of the revised proposal that included the third CVR component for 2017.

On April 30, 2014, Mr. Tolstrup called Dr. Weiser to indicate that Lundbeck was willing to include a third milestone payment in the CVR portion of Lundbeck’s revised proposal.

On the morning of May 1, 2014, Chelsea’s counsel, Morgan, Lewis & Bockius LLP (“Morgan Lewis”), provided a revised draft of the Merger Agreement and an initial draft of the CVR Agreement to Lundbeck’s counsel, Cravath, Swaine & Moore LLP (“Cravath”).

Between May 2, 2014 and May 7, 2014, representatives of Lundbeck, Chelsea, Cravath and Morgan Lewis held a series of telephonic conversations to discuss certain open points in the draft Merger Agreement and CVR Agreement, exchanged drafts of the Merger Agreement and CVR Agreement and negotiated the terms of the same. Such discussions and negotiations centered around, among other things, the amount of the termination fee that would be payable to Lundbeck, the obligation of Chelsea to reimburse Lundbeck for its expenses, in each case, if the Merger Agreement is terminated under certain circumstances, the treatment of Chelsea stock options and the net sales related definitions in the draft CVR Agreement. During the afternoon of May 7, 2014, a resolution was reached by the parties on all the material open points in the Merger Agreement and CVR Agreement.

In the evening of May 7, 2014, after further discussions with each of Cravath, the Chelsea Board of Directors and Chelsea’s senior management with respect to the terms of the Merger Agreement and CVR Agreement, Morgan Lewis sent revised drafts of the Merger Agreement and CVR Agreement to Cravath and the Chelsea Board of Directors that reflected the final terms of such agreements.

On the morning of May 8, 2014, Lundbeck and Chelsea issued a joint press release announcing the execution of the Merger Agreement.

11.  The Transaction Agreements.

The following is a summary of the material terms of each of the Merger Agreement, the CVR Agreement (as defined below) and the Confidentiality Agreement (as defined below). It has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement, the CVR Agreement and the Confidentiality Agreement. It is not intended to provide any other factual information about Lundbeck, Purchaser or Chelsea, any of their respective subsidiaries or affiliates, or any other party. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the agreements and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that may not fully reflect or include all aspects of what may be viewed as material by stockholders. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule TO, may have changed since the date of the agreements and subsequent information qualifying a representation, warranty or covenant may have been included in this Schedule TO. Investors are not third-party beneficiaries under the agreements. Accordingly, investors and stockholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of Chelsea, Lundbeck, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

The following summary of the Merger Agreement, the CVR Agreement and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning Lundbeck and Purchaser”. For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable (but in no event later than 10 business days) after the date of the Merger Agreement, subject to any extension period provided for therein. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the satisfaction, or waiver by Purchaser if permitted under the Merger Agreement, of the offer conditions described in Section 15 — “Certain Conditions of the Offer” (the “Offer Conditions”). Lundbeck and Purchaser expressly reserve the right to waive or make any other changes to the terms and conditions of the Offer; provided, however, Lundbeck or Purchaser may not, without the prior written consent of Chelsea, (a) reduce the number of Shares sought to be purchased in the Offer, (b) reduce the Cash Consideration or the number of CVRs to be granted per Share or amend the terms of the CVR or the CVR Agreement in a manner that is adverse to the interests of the holders of CVRs, (c) change the form of consideration payable in the Offer, (d) amend, modify or waive the Minimum Tender Condition, (e) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares, (f) terminate the Offer, or extend or otherwise amend or modify the Expiration Date of the Offer, other than as permitted under the Merger Agreement, or (g) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act.

Subject to the parties’ termination rights described below under “Termination”, (i) Purchaser must extend the Offer for one or more successive periods of 10 business days each (but not beyond the Outside Date), if at the otherwise scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) is not satisfied or, to the extent permitted by the Merger Agreement, waived and (ii) Purchaser may extend the Offer, or, at the request of Chelsea, must extend the Offer, for one or more successive periods of 10 business days each (but not beyond the Outside Date), if at the otherwise scheduled expiration date of the Offer, the Minimum Tender Condition is the only condition to the Offer that has not been satisfied or, to the extent permitted by the Merger Agreement, waived. Notwithstanding any of the limitations set forth above, Purchaser must also extend the Offer for any period required by any applicable law or judgment, or rule, regulation, interpretation or position of the SEC (or its staff) applicable to the Offer.

The Merger.  The Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of Chelsea’s stockholders as soon as practicable following the Offer Closing, subject to the satisfaction or waiver of all of the conditions to the Merger. On the date of closing of the Merger, Chelsea will file the certificate of merger with the Delaware Secretary of State. The Merger will become effective at the Effective Time.

At the Effective Time, Purchaser will be merged with and into Chelsea, with Chelsea being the surviving corporation in the Merger (the “Surviving Corporation”). At the Effective Time, the separate corporate existence of Purchaser will cease and Chelsea will continue as the Surviving Corporation and a wholly-owned indirect subsidiary of Lundbeck. The certificate of incorporation of the Surviving Corporation will be amended and restated to conform to Exhibit A to the Merger Agreement. The by-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation. The officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation.

The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive Offer Consideration, subject to any required withholding of taxes, except for (i) Shares owned by Chelsea’s stockholders who perfect their appraisal rights under applicable Delaware law, which will be canceled and represent their rights under the DGCL and (ii) Shares owned by Lundbeck, Purchaser, Chelsea (or held in Chelsea’s treasury) or by any direct or indirect wholly-owned subsidiary of Lundbeck, Purchaser or Chelsea, all of which will be cancelled without any conversion thereof or consideration paid therefor.

Chelsea has granted outstanding awards of stock options under the Chelsea Stock Plan. Chelsea agreed in the Merger Agreement to take the required actions so that each unvested, unexpired and unexercised Chelsea stock option that is outstanding upon consummation of the Offer will vest and become exercisable. To the extent not exercised prior to the Effective Time, each Chelsea stock option will be cancelled and will be converted into the right to receive (A) an amount in cash per Chelsea stock option, without interest, equal to (x) the excess, if any, of the amount of (1) the Cash Consideration over (2) the exercise price per Share subject to such Chelsea stock option, multiplied by (y) the total number of Shares subject to such Chelsea stock option and (B) a CVR for each Share subject to such Chelsea stock option; provided, that, for the avoidance of doubt, the amount payable will be zero with respect to a Chelsea stock option that has an exercise price per Share that is equal to or exceeds the Cash Consideration and such Chelsea stock option will be cancelled and terminated without any payment being made in respect thereof (whether in the form of cash or a CVR), and the holder of any such Chelsea stock option will have no further rights with respect thereto.

Representations and Warranties.  In the Merger Agreement, Chelsea has made representations and warranties to Lundbeck and Purchaser relating to Chelsea and its subsidiaries, including representations regarding: organization; standing; corporate power; authority; execution, delivery and enforceability of the Merger Agreement; board actions; absence of voting requirements; non-contravention; required consents; equity interests; capital structure; subsidiaries; SEC documents; financial statements; information supplied; undisclosed liabilities, absence of certain changes or events; contracts; real property; personal property and assets; intellectual property; taxes; employment benefit matters; employment and labor matters; matters under

Rule 14d-10 of the Exchange Act; permits; compliance with applicable laws; environmental matters; litigation; insurance; related party transactions; brokers; receipt of an opinion of Chelsea’s financial advisor; and milestone and royalty payments.

In the Merger Agreement, Lundbeck and Purchaser have made representations and warranties to Chelsea, including representations regarding: organization; good standing; corporate power; authority; execution, delivery and enforceability of the Merger Agreement; non-contravention; required consents, litigation, information supplied; interests in Chelsea; brokers; ownership and operations of Purchaser; available funds; absence of arrangements with stockholders of or management of Chelsea; certain acknowledgements about Chelsea’s representations and warranties; and certain acknowledgements about certain information provided by Chelsea.

Operating Covenants.  Chelsea has agreed that during the period commencing from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), Chelsea will, and will cause its subsidiaries to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, including using commercially reasonable efforts to continue current plans to launch Northera and use commercially reasonable efforts, consistent with past practices and policies, to preserve substantially intact its business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, and others having significant business relations with them, except for matters set forth in Chelsea’s disclosure letter, actions taken with the prior written consent of Lundbeck (which consent shall not be unreasonably withheld, conditioned or delayed), as required by applicable law or as otherwise expressly required or permitted by the Merger Agreement.

Chelsea has also agreed not to take certain actions, and to cause its subsidiaries not to take such actions, during the Pre-Closing Period, except for actions (i) taken with the prior written consent of Lundbeck (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) set forth in Chelsea’s disclosure letter or (iii) required by applicable law or otherwise expressly required or permitted by the Merger Agreement. The restricted actions include:

•	amending its certificate of incorporation, by-laws or comparable documents;
•	issuing, selling, granting, encumbering or delivering any shares of capital stock, securities or rights convertible into or exchangeable for capital stock or linked to the value of capital stock (except in connection with the exercise of Chelsea stock option);
•	purchasing, redeeming or otherwise acquiring capital stock or other securities related to capital stock of Chelsea or any of its subsidiaries (except to pay the exercise price of Chelsea stock option or any tax withholdings on Chelsea stock option);
•	splitting, combining, subdividing or reclassifying capital stock or declaring, setting aside or paying dividends or distributions, except by a direct or indirect wholly-owned subsidiary of Chelsea to Chelsea or one of its wholly-owned subsidiaries;
•	forming any subsidiary, or entering into any joint venture, partnership, limited liability or similar arrangement;
•	making or agreeing to make capital expenditures in excess of $25,000 individually or $100,000 in the aggregate since January 1, 2014;
•	proposing or adopting a plan of liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization except for the Merger or the dissolution and reorganization of a wholly-owned subsidiary in the ordinary course of business;
•	incurring, assuming or guaranteeing any indebtedness, other than indebtedness not in excess of $100,000 in aggregate outstanding at any time and short-term borrowings incurred in the ordinary course of business consistent with past practice not in excess of $25,000 in aggregate or making any loans, advances or capital contributions, or investments in, any person, other than to Chelsea or any of its subsidiaries or business expense advances in the ordinary course of business consistent with past practice to its employees;
•	(A) entering into, adopting, amending, waiving rights under, modifying or terminating any employee benefit plan (or any award thereunder) or contract or any other bonus, profit sharing, incentive, compensation, change in control, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any current or former director, officer, employee, independent contractor or consultant in any manner or (B) increasing the compensation or benefits of, or granting any loan to, or paying or agreeing to pay any special bonus, special remuneration or benefit to any current or former director, officer, employee, independent contractor or consultant;
•	hiring, promoting or terminating any employees;
•	commencing any action, investigation, claim, lawsuit, litigation or other proceeding involving a court, or other governmental or regulatory entity, except for routine matters in the ordinary course of business consistent with past practice or in cases where failure to commence suit would result in material impairment of a valuable aspect of Chelsea’s business;
•	paying or settling any pending or threatened actions, investigations, claims, lawsuits, litigations or other proceedings involving a court, or other governmental or regulatory entity or liabilities, other than payments or settlements (i) as reflected on Chelsea’s financial statements or (ii) if incurred since December 31, 2013, which are not in excess of $100,000 per claim or $1,000,000 in the aggregate and do not relate to the Offer and the Merger, do not involve the issuance of capital stock or other securities related to capital stock of Chelsea or any of its subsidiaries, and do not include any material restrictions on or obligations to be performed by Chelsea;
•	making any material change in accounting principles or practices, except as required by changes in GAAP or applicable law;
•	making or changing material tax elections, settling or compromising material tax liabilities, changing any material method of tax accounting or consenting to any extension or waiver of any limitation period with respect to a claim or assessment for material taxes;
•	acquiring any business (through merger, consolidation, acquisition of stock, assets or otherwise) or equity interest in a business in excess of $250,000 in a single transaction or $500,000 in the aggregate or disposing, transferring, leasing or subjecting to a lien, any property or asset of Chelsea with a fair market value in excess of $250,000 individually or $500,000 in the aggregate, or otherwise material to Chelsea;
•	selling, leasing, licensing, abandoning, letting lapse or otherwise disposing of or subjecting to a lien (except for certain permitted liens) any intellectual property owned, used or held for use by Chelsea or any of its subsidiaries, except for immaterial non-exclusive licenses in service contracts;
•	permitting material insurance policies to be canceled or terminated;
•	entering into any material contract, or amending or prematurely terminating, or waiving or exercising any material right or remedy under, a material contract; or
•	committing or agreeing to take any of the foregoing actions.

Company Takeover Proposals; Board Recommendation.  Chelsea has agreed that during the Pre-Closing Period it and its subsidiaries will not, and will not direct or permit its and its subsidiaries’ directors, officers, employees, controlled affiliates, investment bankers, attorneys and other authorized agents and representatives (collectively, “Representatives”) to, in each case except as expressly permitted by the Merger Agreement, directly or indirectly (i) solicit, initiate or knowingly induce the making, submission or announcement of, or knowingly encourage or assist any Acquisition Proposal (as defined below) or inquiry that would reasonably be expected to lead to any Acquisition Proposal, (ii) furnish to any person any non-public information relating to Chelsea or its subsidiaries to knowingly induce or facilitate the making, submission or announcement of, or to knowingly encourage or assist any Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to, any Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any person regarding any Acquisition Proposal, (iv) approve, endorse or recommend or propose publicly to approve, endorse or recommend, an Acquisition Proposal, or (v) approve, authorize or enter into any agreement relating to an Acquisition Proposal, other than a confidentiality agreement (as discussed below). Any violation of these restrictions by a director, officer or employee of Chelsea or its subsidiaries, whether or not such person is purporting to act on behalf of Chelsea or its subsidiaries, is deemed to be a breach of such restrictions by Chelsea and any material violation of these restrictions by any other Representative of Chelsea or its subsidiaries will be deemed to be a breach of such restrictions by Chelsea.

Prior to the Offer Closing, however, Chelsea can (after giving prior notice to Lundbeck) (i) participate in discussions or negotiations with a person that makes an Acquisition Proposal that was not solicited by Chelsea if the Chelsea Board of Directors determines, in good faith, after consultation with its outside counsel and outside financial advisor, such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal (as defined below); (ii) grant a waiver, amendment or release under any standstill agreement for purposes of allowing any person to make an Acquisition Proposal; and/or (iii) furnish non-public information with respect to Chelsea to any person that makes an Acquisition Proposal that was not solicited by Chelsea if the Chelsea Board of Directors determines, in good faith, after consultation with its outside counsel and outside financial advisor, such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, if (A) the Chelsea Board of Directors determines in good faith that failing to take such action would be inconsistent with its fiduciary duties under applicable law, (B) the Acquisition Proposal (in question in clauses (i) and (iii)) did not result from a breach or a deemed breach of the provisions of the Merger Agreement regarding solicitation of Acquisition Proposals, (C) if applicable, the information is furnished pursuant to a customary confidentiality agreement containing provisions no less favorable in the aggregate to Chelsea than those in the Confidentiality Agreement (if less favorable terms to Chelsea are provided to any person, the Confidentiality Agreement will be correspondingly amended) and (D) Chelsea provides Lundbeck with one business day prior written notice of the material terms of the Acquisition Proposal and any such information that is furnished to such person is contemporaneously furnished to Lundbeck (if not otherwise available to Lundbeck).

Prior to the Offer Closing, Chelsea or its Representatives may also contact any person that makes an Acquisition Proposal that was not solicited by Chelsea solely to request clarification of its terms and conditions to determine whether such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal.

Chelsea has agreed that the Chelsea Board of Directors and its committees will not withhold, withdraw, amend or modify in a manner adverse to Lundbeck or Purchaser, or propose publicly to withhold, withdraw, amend or modify in a manner adverse to Lundbeck or Purchaser: its approval and determination of advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby; its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, on the terms and subject to the conditions of the Merger Agreement, are fair to and in the best interests of Chelsea and its stockholders; and its recommendation that Chelsea’s stockholders accept the Offer and tender their Shares pursuant to the Offer (collectively, the “Board Recommendation”). Notwithstanding, Chelsea and the Chelsea Board of Directors and its committees may take such action prior to the Offer Closing (i) with respect to an Acquisition Proposal if (x) the Chelsea Board of Directors determines in good faith, after consultation with its outside counsel and outside financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, and the Chelsea Board of Directors determines in good faith, after consultation with its outside counsel, that not changing the Board Recommendation or terminating the Merger Agreement to accept such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable law and (y) Chelsea complies with the requirements in the Merger Agreement regarding Lundbeck’s rights to negotiate and present a new or revised proposal in light of such Acquisition Proposal or

(ii) with respect to an Intervening Event (as defined below) that occurs, if (x) the Chelsea Board of Directors determines in good faith, after consultation with its outside counsel, that not changing the Board Recommendation as a result of the Intervening Event would be inconsistent with its fiduciary duties under applicable law and (y) Chelsea complies with the requirements in the Merger Agreement regarding Lundbeck’s rights to negotiate and present a new or revised proposal in light of the Intervening Event.

The provisions of the Merger Agreement granting Lundbeck rights to negotiate and present a new or revised proposal in light of the Superior Proposal or Intervening Event require Chelsea to notify Lundbeck in writing of the Chelsea Board of Directors’ intention to change the Board Recommendation or, if applicable, terminate the Merger Agreement to accept a Superior Proposal. The notice is required to describe in reasonable detail the reasons for the change in Board Recommendation and, if applicable, describe all material terms and conditions of the Superior Proposal and attach a copy of any definitive agreements relating to such Superior Proposal. Chelsea must give Lundbeck three business days after its notification of its intention to change the Board Recommendation to negotiate and propose revisions to the terms of the Merger Agreement. If applicable, any amendment to a material term or condition of the Superior Proposal requires a new notice and a new three business day period. If, after considering any proposed revisions or other proposal made by Lundbeck, the Chelsea Board of Directors determines in good faith, after consultation with its outside counsel and outside financial advisor, that failure to change the Board Recommendation would continue to be inconsistent with its fiduciary duties under applicable law, or if applicable, the Acquisition Proposal continues to constitute a Superior Proposal, the Chelsea Board of Directors may change the Board Recommendation or, subject to the payment of the Termination Fee (as described in “Termination” below), Chelsea may terminate the Merger Agreement to concurrently execute and deliver a definitive written agreement providing for the implementation of such Superior Proposal.

Chelsea must promptly (and in any event within 48 hours) advise Lundbeck that it has received an Acquisition Proposal (or any inquiry or request for information that would reasonably be expected to lead to an Acquisition Proposal) and of the identity of the person making the Acquisition Proposal, inquiry or request. Chelsea must also keep Lundbeck reasonably informed of the status of an Acquisition Proposal, including any material changes to its terms, and provide to Lundbeck with copies of written material relating to any Acquisition Proposal within 48 hours after receipt thereof.

As used in the Merger Agreement, “Acquisition Proposal” means any inquiry, offer or proposal to engage in a transaction or series of transactions (other than the Transactions) involving (i) the purchase or other acquisition by any person (or the equity holders of such person) or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Shares outstanding or shares of any other class of voting securities of Chelsea outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person (or the equity holders of such person) or “group” beneficially owning more than twenty percent (20%) of the Shares outstanding or shares of any other class of voting securities of Chelsea outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, joint venture, business combination or other similar transaction involving Chelsea pursuant to which any person (or the equity holders of such person) or “group” (as defined in or under Section 13(d) of the Exchange Act) would hold, directly or indirectly as of the consummation of such transaction, more than twenty percent (20%) of any class of the voting equity interests in the surviving or resulting entity of such transaction or the direct or indirect parent of such entity; (iii) a sale, transfer, acquisition, lease, exchange or disposition of more than twenty percent (20%) of the consolidated assets of Chelsea and its subsidiaries taken as a whole (measured by any of the fair market value, consolidated net revenue, consolidated net income or consolidated book value thereof or represented thereby); (iv) the issuance by Chelsea of securities representing more than 20% of the Shares outstanding or shares of any other class of voting securities of Chelsea outstanding; or (v) a liquidation, dissolution or other winding up of Chelsea and its subsidiaries, taken as a whole.

As used in the Merger Agreement, “Intervening Event” means a material event or circumstance that was not known to the Chelsea Board of Directors on the date of the Merger Agreement (or if known, the consequences of which (or the magnitude of such consequences) were not known to the Chelsea Board of Directors as of the date of the Merger Agreement), which event or circumstance, or the consequence (or magnitude) thereof, becomes known to the Chelsea Board of Directors prior to the Offer Closing; provided, however, that in no event shall any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

As used in the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Chelsea Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with its outside financial advisor and outside legal counsel), (i) is more favorable from a financial point of view to Chelsea stockholders than the Offer and the Merger and (ii) is reasonably capable of being completed if accepted, in each case, taking into account all terms and conditions of the proposal and the Merger Agreement and all relevant circumstances, including financial, regulatory, legal and other aspects of such proposal; provided, however, that for the purposes of the definition of “Superior Proposal” all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

Reasonable Best Efforts.  Each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) to cause the Offer Conditions and conditions to the Merger to be satisfied and (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities.

Chelsea, Lundbeck and Purchaser have agreed not to take any action that is intended to, or has or would reasonably be expected to, have the effect of preventing, impairing, delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under the Merger Agreement (subject to the actions permitted as described under “Company Takeover Proposals; Board Recommendation”).

The parties specifically have agreed to make a filing under the HSR Act as soon as practicable after the date of the Merger Agreement (but in no event later than ten business days after the date of the Merger Agreement). The parties have agreed to supply the other any information reasonably required to make the filing and supply any additional information requested pursuant to the HSR Act and use their reasonable best efforts to cause the expiration or termination of the applicable waiting period or to resolve any objections under the HSR Act, provided, however, Lundbeck and Purchaser shall not be required, and Chelsea shall not be permitted without the prior written consent of Lundbeck, to undertake any efforts or to take or offer or agree to take any action if the taking of such efforts or action would reasonably be expected to result in a Substantial Detriment.

As used in the Merger Agreement, “Substantial Detriment” means (i) any prohibition or limitation on, or other commitments as to, the ownership, conduct or operation by Chelsea, Lundbeck or any of their respective affiliates of any portion of the business, rights, properties or assets of Lundbeck or any of its affiliates or of Chelsea relating to droxidopa, (ii) Chelsea, Lundbeck or any of their respective affiliates being compelled to sell, divest, license, transfer or dispose of or hold separate any portion of the business, rights, properties or assets of Lundbeck or any of its affiliates or of Chelsea relating to droxidopa, (iii) any prohibition or limitation on, or other commitments as to, the ability of Lundbeck or any of its affiliates to acquire or hold, or exercise full right of ownership of, any Shares or other securities of Chelsea (including the acquisition of Shares pursuant to the Offer), (iv) any prohibition or limitation on, or other commitments as to, Lundbeck or any of its affiliates effectively controlling the assets, business or operations of Chelsea relating to droxidopa or (v) any agreement to do or permitting to be done any of (i) to (iv).

Employee Matters.  Lundbeck has agreed to honor all legally binding Chelsea employee benefit plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Effective Time, although nothing will prohibit Lundbeck from amending or terminating any such Chelsea employee benefit plans or compensation arrangements in accordance with their terms or as required by applicable law.

From the Effective Time until December 31, 2014, Lundbeck has agreed to provide to those individuals who are employees of Chelsea and its subsidiaries as of the Effective Time (the “Continuing Employees”)

compensation, benefits and severance payments (other than equity-based benefits, individual employment agreements and certain bonus awards) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time either by maintaining Chelsea employee benefit plans or through comparable employee benefit plans.

From January 1, 2015 until the first anniversary of the Effective Time, Lundbeck has agreed to provide to the Continuing Employees compensation, benefits and severance payments (other than equity-based benefits, individual employment agreements and certain bonus awards) that are substantially comparable in the aggregate to those provided to similarly situated Lundbeck employees.

In addition, Lundbeck has agreed not to decrease the base salary or wages of any Continuing Employee for one year following the Effective Time (or such shorter period as such Continuing Employee remains employed by Lundbeck).

Lundbeck has also agreed to provide customary service credit to the Continuing Employees under its benefit plans and to waive certain requirements for participation in its benefit plans for the Continuing Employees and their dependents to the extent such requirements would have been waived under the applicable Chelsea plan. In addition, Lundbeck has agreed to credit the Continuing Employees with any flexible spending account balances they may have had as of the Effective Time and accrued but unused vacation or paid time off as of the Effective Time.

Pursuant to the Merger Agreement, the Chelsea Board has adopted a resolution so that the dispositions of equity securities of Chelsea resulting from the Merger by each officer or director of Chelsea who is subject to Section 16 of the Exchange Act, will be exempt under Rule 16b-3 under the Exchange Act.

Indemnification and Insurance.  Lundbeck has agreed to cause the Surviving Corporation to honor and fulfill the obligations of Chelsea and its subsidiaries with respect to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the current or former directors and officers of Chelsea and its subsidiaries or any person who becomes a director or officer of Chelsea or its subsidiaries prior to the Effective Time (the “Indemnified Persons”) under indemnification agreements in effect as of the date of the Merger Agreement and as provided in their respective certificates of incorporation and by-laws (and other similar organizational documents) as of the date of the Merger Agreement for actions taken prior to the Effective Time.

In addition, Lundbeck has agreed to cause the Surviving Corporation, to the fullest extent Chelsea would have been permitted to do so under applicable law, to indemnify the Indemnified Persons in connection with any claim to the extent pertaining to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of Chelsea or any of its subsidiaries or other affiliates, or (ii) the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

At or prior to the Effective Time, Chelsea will purchase a six year “tail” prepaid insurance policy on terms and conditions at least as favorable, in the aggregate, to such Indemnified Persons as Chelsea’s existing directors’ and officers’ liability insurance for an annualized premium amount not greater than 200% of the annual premiums paid by Chelsea for its existing insurance.

Directors.  After the Offer Closing, Purchaser may designate such number of directors on the Chelsea Board of Directors as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Chelsea Board of Directors equal to at least that number of directors, rounded up to the next whole number that is the product of (i) the total number of directors on the Chelsea Board of Directors (including directors designated by Purchaser) multiplied by (ii) the percentage that (A) the number of Shares accepted for payment and paid for by Purchaser plus the number of Shares owned by Lundbeck and Purchaser or any other direct or indirect wholly-owned subsidiary of Lundbeck bears to (B) the total number of Shares outstanding. Notwithstanding, at least four members of the Chelsea Board of Directors prior to the Effective Time are required to be independent directors. After the appointment of Purchaser’s designees to the Chelsea Board of Directors and prior to the Effective Time, the approval of a majority of the independent directors will be required for Chelsea to authorize: (i) any termination of, or any agreement to terminate, the Merger Agreement by or on behalf of Chelsea, (ii) any exercise or waiver of any of Chelsea’ rights or remedies under the Merger Agreement, (iii) any amendment to Chelsea’s certificate of incorporation, by-laws and other charter and organizational documents, other than as contemplated by the Merger Agreement in connection with the Merger, (iv) any extension of time for, or waiver by Chelsea of, the performance of any of the obligations or other acts of Lundbeck or Purchaser under the Merger Agreement, (v) any agreement between Chelsea and any of its subsidiaries, on the one hand, and Lundbeck, Purchaser or any of their respective affiliates, on the other hand or (vi) any amendment, waiver or modification of the Merger Agreement that would, or would be reasonably likely to, adversely affect the rights of the holders of Shares under the Merger Agreement.

Conditions to the Merger.  The obligations of Lundbeck, Purchaser and Chelsea to effect the Merger are subject to the satisfaction or waiver by the party entitled to the benefit thereof of the following conditions:

•	No order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any governmental authority of competent jurisdiction shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority of competent jurisdiction and remain in effect, that, in any such case, prohibits or makes illegal the consummation of the Merger.
•	Purchaser must have irrevocably accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided that Lundbeck or Purchaser cannot assert failure of this condition if, in breach of the Merger Agreement, Purchaser fails to irrevocably accept for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer.

The obligations of Chelsea to effect the Merger is also subject to the CVR Agreement being in full force and effect at the Effective Time.

Termination.  The Merger Agreement may be terminated at any time prior to the Offer Closing:

(a) by mutual written agreement of Lundbeck and Chelsea;

(b) by either Chelsea or Lundbeck in the event that the Offer Closing has not occurred on or before the Outside Date, unless (i) the actions or omissions of the party seeking to terminate the Merger Agreement have been a principal cause of, or primarily resulted in, the failure of the Offer Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement or (ii) the party seeking to terminate the Merger Agreement is in material breach of the Merger Agreement;

(c) by either Chelsea or Lundbeck if any law is enacted by a governmental authority of competent jurisdiction after the date of the Merger Agreement remaining in effect that makes the acceptance for payment of or payment for the Shares validly tendered pursuant to the Offer illegal or that prohibits the consummation of the Merger, or any court of competent jurisdiction issues a permanent injunction prohibiting the acceptance for payment of or payment for the Shares validly tendered pursuant to the Offer or prohibiting the consummation of the Merger and such injunction becomes final and non-appealable; unless the issuance of any such injunction is primarily attributable to the failure of the party seeking to terminate the Merger Agreement (or any affiliate of such party) to perform in all material respects any covenant or other obligation under the Merger Agreement required to be performed by such party (or any affiliate of such party) at or prior to the Effective Time;

(d) by Chelsea, prior to the Offer Closing, in the event that (i) Chelsea receives a Superior Proposal not resulting from any breach or deemed breach of the provisions of the Merger Agreement regarding solicitation of Acquisition Proposals; (ii) Chelsea notifies Lundbeck in writing that it intends to enter into a definitive agreement with respect to such Superior Proposal (a “Superior Proposal Notice”) (the notice is to contain a reasonably detailed description of all terms and conditions of the Superior Proposal and attach a copy of all definitive agreements with respect to such Superior Proposal); (iii) if requested in writing by Lundbeck, Chelsea makes its Representatives available to discuss and negotiate in good faith with Lundbeck’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Chelsea to Lundbeck of such Superior Proposal Notice and ending three business days later at 5:00 p.m. Eastern Time (any amendment to any material term or condition of the definitive agreements provided in the

Superior Proposal Notice requires a new Superior Proposal Notice and a new three Business Day period); (iv) no earlier than the end of the three Business Day period referred to in clause (iii), the Chelsea Board of Directors (or any committee thereof) determines in good faith (after consultation with its outside financial advisors and outside legal counsel), after considering the terms of any proposed amendment or modification to the Merger Agreement, that such Superior Proposal remains a Superior Proposal and that failure to terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties to Chelsea stockholders under applicable law; (v) concurrently with the termination of the Merger Agreement, Chelsea pays Lundbeck the Termination Fee (as defined below) and (vi) Chelsea Board of Directors approves, and Chelsea concurrently with the termination enters into, a definitive agreement providing for the implementation of such Superior Proposal;

(e) by Lundbeck, in the event that (i) Lundbeck and Purchaser have not breached any of their respective representations, warranties or covenants under the Merger Agreement in any material respect, and (ii) Chelsea breaches any of its representations, warranties or covenants under the Merger Agreement such that the certain Offer Conditions related to representations, warranties or obligations of Chelsea would not be satisfied and Chelsea fails to cure such breach within ten business days after Chelsea received written notice of such breach from Lundbeck;

(f) by Lundbeck, in the event that (i) the Chelsea Board of Directors (or any committee thereof) changes its Board Recommendation, (ii) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a person unaffiliated with Lundbeck and, within ten business days after the public announcement of the commencement of such Acquisition Proposal, Chelsea fails to file a Schedule 14D-9 recommending that Chelsea stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (iii) the Chelsea Board of Directors fails to publically reaffirm the Board Recommendation within ten business days of receipt of a written request by Lundbeck to provide such reaffirmation following receipt by Chelsea of an Acquisition Proposal that is publicly announced or otherwise publicly known or (iv) certain breaches by Chelsea of provisions of the Merger Agreement regarding solicitation of Acquisition Proposals (such termination by Lundbeck, a “Recommendation Change/Acquisition Proposal Termination”);

(g) by Chelsea, in the event that (i) Chelsea has not breached any of its representations, warranties or covenants under the Merger Agreement in any material respect and (ii) Lundbeck or Purchaser breaches in any material respect (A) any of its representations or warranties under the Merger Agreement or (B) covenants or obligations under the Merger Agreement, and, in either case, such breach would or would reasonably be expected to, individually or in the aggregate with all other such breaches, prevent or materially impede, hinder or delay the performance by Lundbeck or Purchaser of any of their respective obligations under the Merger Agreement or the consummation of the Offer or the Merger and Lundbeck or Purchaser fails to cure such breach within ten business days after Purchaser has received written notice of such breach from Chelsea;

(h) by Chelsea, in the event that Chelsea has not breached any of its representations, warranties or covenants under the Merger Agreement in any material respect and at any scheduled expiration date of the Offer, Purchaser fails to accept for payment the Shares validly tendered and not validly withdrawn in the Offer in accordance with the terms of the Merger Agreement and at such time all of the Offer Conditions are satisfied and no subsequent expiration date for the Offer is established pursuant to an authorized extension of the Offer; or

(i) by either Chelsea or Lundbeck, in the event that as of the expiration of the Offer in accordance with its terms (subject to any extension of the Offer pursuant to the Merger Agreement), all of the Offer Conditions have been satisfied or waived (to the extent waivable in accordance with the terms hereof) except for the Minimum Tender Condition and conditions which by their nature are to be satisfied at the expiration of the Offer; unless (i) the actions or omissions of the party seeking to terminate have been a principal cause of, or primarily resulted in, the failure of the Minimum Tender Condition to be satisfied and such action or failure to act constitutes a breach of the Merger Agreement or (ii) the party seeking to terminate is in material breach of the Merger Agreement.

Termination Fee.  Chelsea has agreed to pay Lundbeck a termination fee of $18,550,000 (the “Termination Fee”) if:

•	(i) Lundbeck or Chelsea terminates because the Offer Closing has not occurred on or before August 29, 2014, as provided in clause (b) under “Termination”; (ii) Lundbeck terminates because Chelsea breaches any of its representations, warranties or covenants under the Merger Agreement, as provided in clause (e) under “Termination”; or (iii) Lundbeck or Chelsea terminates because the Minimum Tender Condition has not been satisfied as of the expiration of the Offer, as provided in clause (i) under “Termination” and in each case (A) after the date of the Merger Agreement but before the termination of the Merger Agreement, a third party shall have publicly disclosed a bona fide Acquisition Proposal (all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%” for purposes of this bullet point) or the making or existence of such proposal shall have otherwise become publicly known (and such Acquisition Proposal shall not have been withdrawn prior to the time of the termination of the Merger Agreement) and (B) at any time within fifteen (15) months following the termination of the Merger Agreement, Chelsea enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated;
•	Chelsea terminates the Merger Agreement prior to the Offer Closing to accept a Superior Proposal, as provided in clause (d) under “Termination”; or
•	Lundbeck effects a Recommendation Change/Acquisition Proposal Termination.

If payable, the Termination Fee will be paid by wire transfer of immediately available funds (i) if terminated by Lundbeck or Chelsea in case of the first bullet point above, within two business days after the earlier of entry into the definitive agreement or consummation of the transaction, (ii) if terminated by Chelsea in case of the second bullet point above, on the date of termination (as a condition to such termination) and (iii) if terminated by Lundbeck in case of the third bullet point above, within two business days after written demand by Lundbeck.

In the event the Merger Agreement is terminated under clauses (b), (e) or (i) under “Termination” because the Minimum Tender Condition is not satisfied, Chelsea shall reimburse Lundbeck up to $2,650,000 of all reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Lundbeck (“Lundbeck Expenses”) by wire transfer of immediately available funds within two business days after demand by Lundbeck. Any Lundbeck Expenses previously paid by Chelsea would be netted against any Termination Fee payable by Chelsea.

Lundbeck, Purchaser and Chelsea have agreed that payment of the Termination Fee will be the sole and exclusive remedy available to Lundbeck and Purchaser arising out of breaches the Merger Agreement.

The term “Material Adverse Effect” is defined in Section 15 — “Certain Conditions of the Offer”.

Amendment or Supplement.  The Merger Agreement may be amended by the parties at any time before or after the Offer Closing. After the Offer Closing there shall be no amendment that decreases the Offer Consideration.

Specific Performance.  The parties have agreed that any of them will be entitled to an injunction or injunctions or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Governing Law.  The Merger Agreement is governed by Delaware law.

Contingent Value Rights Agreement

At or prior to the Offer Closing, Lundbeck will execute a Contingent Value Rights Agreement with a rights agent (“Rights Agent”) selected by Lundbeck and reasonably acceptable to Chelsea (the “CVR Agreement”) governing the terms of the CVRs.

A CVR represents the non-transferable contractual contingent right to receive a cash payment of up to $1.50, subject to any required withholding of taxes and without interest, if certain milestones based on sales of any pharmaceutical product that contains droxidopa as the sole active pharmaceutical ingredient and is intended for intravenous, intramuscular, subcutaneous, oral or sublingual administration, including, in each case, all formulations and line extensions thereof (the “Product”) are achieved within the specified time period. The milestones and payments can be summarized as follows:

•	if the aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales (as defined below) of the Product (the “Product Net Sales”) during the period commencing January 1, 2015 to and including December 31, 2015 exceed $100,000,000 (the “2015 Sales Milestone”), then Lundbeck shall pay an amount per CVR equal to (i) 0.5 multiplied by (ii)(A) the Product Net Sales during the period commencing January 1, 2015 to and including December 31, 2015 minus (B) $100,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Transactions; provided that such payments shall not exceed $0.50 per CVR;
•	if the Product Net Sales during the period commencing January 1, 2016 to and including December 31, 2016 exceed $200,000,000 (the “2016 Sales Milestone”), then Lundbeck shall pay an amount per CVR equal to (i) 0.5 multiplied by (ii)(A) the Product Net Sales during the period commencing January 1, 2016 to and including December 31, 2016 minus (B) $200,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Transactions; provided that such payments shall not exceed $0.50 per CVR; and
•	if the Product Net Sales during the period commencing January 1, 2017 to and including December 31, 2017 exceed $300,000,000 (the “2017 Sales Milestone”), then Lundbeck shall pay an amount per CVR equal to (i) 0.5 multiplied by (ii)(A) the Product Net Sales during the period commencing January 1, 2017 to and including December 31, 2017 minus (B) $300,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Transactions; provided that such payments shall not exceed $0.50 per CVR.

As used in the CVR Agreement, “Net Sales” means the gross amount invoiced by or on behalf of Lundbeck or, as applicable, any of its controlled affiliates, licensees and sublicensees (together with Lundbeck, the “Selling Entities”) for the Product sold to third parties other than any other Selling Entity, less the Permitted Deductions (as defined below), all calculated on an accrual basis, as determined in accordance with the applicable Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with United States generally accepted accounting principles or International Financial Reporting Standards, as applicable, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Chelsea, its affiliates, licensees and sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first bona fide arm’s length sale thereafter to a third party. For the avoidance of doubt, in the case of any sale of the Product between or among Chelsea, its affiliates, licensees and sublicensees where such affiliate or licensee is an end-user of, and does not further sell, the Product, Net Sales shall be calculated on the value charged or invoiced to such affiliate, licensee or sublicensee. In the case of any sale for value other than exclusively for money (but excluding any compassionate use, early access, indigent patient and patient assistance or discount programs) on bona fide arm’s-length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), Net Sales shall be calculated at the average Net Sales price charged to third parties for cash sales of the Product in the jurisdiction of sale during the relevant reporting period unless such sales in the jurisdiction during the relevant period were only de minimis cash sales, in which case at the fair market value as determined by comparable markets. Notwithstanding the foregoing, the following (including whether such amounts actually exist or are deemed to exist for purposes of calculation) shall not be included in Net Sales: (i) Product provided for administration to patients enrolled in clinical trials or for other research purposes, (ii) Product distributed through a not-for-profit organization or otherwise at no or nominal charge to eligible patients in conjunction with any compassionate use, early access, indigent patient or patient assistance program or (iii) Product used for test marketing, promotional or sampling purposes.

As used in the CVR Agreement, “Permitted Deductions” means the following deductions as accrued by a Selling Entity in accordance with United States generally accepted accounting principles or International Financial Reporting Standards, as applicable: (1) trade, cash and quantity discounts; (2) amounts repaid, reimbursed or credited by reasons of defects, recalls, withdrawals, returns, rebates or allowances of goods or because of retroactive price reductions or billing corrections specifically identifiable to the Product; (3) chargebacks, discounts, credits, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of governmental authorities; (4) chargebacks, discounts, credits, rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, group purchasing organizations, pharmacies, formularies, large employers, national accounts, long-term care organizations, insurers, governmental authorities and programs (including Medicare and the Veterans Health Administration and other federal, state and local agencies), trade customers or other organizations similar to the foregoing in line with approved contract terms or other normal and customary understandings and arrangements (including, as part of bundling or other forms of multi-product purchase arrangements); (5) tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of governmental authorities; (6) transportation, freight, postage, importation, shipping insurance and other handling expenses; (7) distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, specialty pharmacy fees, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities; (8) costs of samples distributed by either specialty pharmacies or sales representatives; (9) deductions for uncollectible amounts on previously sold Products; (10) discounts and provisions pursuant to compassionate use, early access, indigent patient, co-pay reimbursement or assistance and patient assistance or discount programs and coupon discounts; and (11) the portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111 – 148, that the applicable Selling Entity allocates to sales of the Product, as applicable, in accordance with the applicable Selling Entity’s standard policies and procedures consistently applied across its products, as applicable.

The terms of the potential CVR payments described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future Net Sales of the Product and do not necessarily reflect anticipated sales of the Product. It is possible that none of the 2015 Sales Milestone, 2016 Sales Milestone and 2017 Sales Milestone (collectively, “Sales Milestones”) will be achieved, in which case you will receive only the Cash Consideration for any Shares you tender in the Offer and no payments with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement does not require Lundbeck or any of the other Selling Entities to undertake any level of efforts to achieve the Sales Milestones, and there can be no assurance that any levels of Product Net Sales will be achieved or that any or all of the payments described above will be made.

Lundbeck is required to deliver a notice to the Rights Agent on or before March 31 of each of 2016, 2017 and 2018 indicating whether the applicable Sales Milestone was achieved with respect to the prior year, along with a Net Sales statement for the prior year. CVR holders representing at least 40% of the outstanding CVRs have the right to request that an independent auditor verify the accuracy of any Net Sales statement relating to the Sales Milestone within 90 days of the delivery of such Net Sales statement. If no such request is made within 90 days of delivery, the Net Sales statement delivered by Lundbeck shall become binding and conclusive, and if such request is made within 90 days, then the determination of the independent auditor in accordance with the terms and conditions of the CVR Agreement shall be binding and conclusive. The CVR Agreement requires Lundbeck to deposit with the Rights Agent for payment to the holders of CVRs the applicable contingent cash payment amount owed, if any. No interest will accrue or be payable in respect of any of the amounts that may be payable on the CVRs.

The right to the payments described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Lundbeck, Chelsea or us. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Lundbeck than those accorded to general, unsecured creditors under applicable law. The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Book-Entry Transfer Facility.

Without the consent of any CVR holders or the Rights Agent, Lundbeck may generally enter into amendments to the CVR Agreement unless such amendments are adverse to the interests of the CVR holders, in which case, Lundbeck may enter into such adverse amendments with the consent of the holders of at least a majority of the outstanding CVRs. The CVR Agreement is governed by Delaware law, and all disputes, controversies or claims arising thereunder will be resolved by arbitration conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce.

The Confidentiality Agreement

On April 12, 2013, Chelsea and Lundbeck entered into a letter agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Lundbeck agreed, among other things, to keep certain non-public information concerning Chelsea confidential (subject to certain exceptions) for a period of two years from the date of the agreement. Under the Confidentiality Agreement, Lundbeck is also subject to certain customary standstill restrictions with respect to the securities of Chelsea. Pursuant to the Merger Agreement, certain provisions of the Confidentiality Agreement are not applicable to Lundbeck and its subsidiaries, including Purchaser, between the execution date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement.

12.  Purpose of the Offer; Plans for Chelsea.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Chelsea. The Offer, as the first step in the acquisition of Chelsea, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Lundbeck and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Chelsea and will no longer participate in the future growth of Chelsea. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Chelsea, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive Offer Consideration or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Section 262 of the DGCL.

Merger Without a Vote.  If the Offer is consummated, we are not required to and will not seek the approval of Chelsea’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Under the DGCL and Chelsea’s Certificate of Incorporation, the affirmative vote of a majority of Chelsea’s outstanding common stock is required to approve the merger. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Chelsea in accordance with Section 251(h) of the DGCL.

Appraisal Rights.  Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Chelsea who do not tender their Shares in the Offer will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL.

The judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Consideration paid in the Merger and the market value of Shares. Stockholders should recognize that the value determined could be the same as, or higher or lower than the total consideration per Share paid pursuant to the Offer or the total consideration per Share paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of Shares is less than the total consideration per Share paid in the Offer or the Merger.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a Chelsea stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	no later than the consummation of the Offer, deliver to Chelsea a written demand for appraisal of Shares held, which demand must reasonably inform Chelsea of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such stockholder’s Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information set forth above is for informational purposes only with respect to alternatives available to stockholders who do not tender their Shares in the Offer if the Merger is consummated. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather, subject to the terms and conditions of the Offer, will receive the Offer Consideration.

Plans for Chelsea.  Except as otherwise set forth in this Offer to Purchase, it is currently expected that, following the Merger, the business and operations of Chelsea will be continued substantially as they are currently being conducted. Lundbeck currently intends to continue to evaluate the business and operations of Chelsea after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Lundbeck, Purchaser, the other Selling Entities and their affiliates are under no obligation to follow the preliminary launch plan provided to Chelsea in April 2014, as described in the Schedule 14D-9.

Our directors immediately prior to the Effective Time will become the directors of the Surviving Corporation at the Effective Time and our officers immediately prior to the Effective Time will continue as the officers of the Surviving Corporation at the Effective Time. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Lundbeck will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, Chelsea’s Board of Directors. See Section 11 — “The Transaction Agreements”.

Except as described above or elsewhere in this Offer to Purchase (including Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Chelsea”), neither we nor Lundbeck has any present plans or proposals that would result in (i) any extraordinary transaction involving Chelsea or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Chelsea or any of its subsidiaries, (iii) any material change in Chelsea’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Chelsea, (v) any other material change in Chelsea’s corporate structure or business, (vi) any class of equity securities of Chelsea being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Chelsea becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Chelsea’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Chelsea, or the disposition of securities of Chelsea, or (x) any changes in Chelsea’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Consideration as that paid in the Offer.

13.  Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Lundbeck and Chelsea will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser and Lundbeck.

Stock Quotation.  The Shares are currently quoted on the NASDAQ Capital Market. However, the rules of the NASDAQ Capital Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the NASDAQ Capital Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of the NASDAQ Capital Market for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected.

Following the consummation of the Offer, it is possible that Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for Shares would, however, depend upon the number of holders of Shares and the aggregate market value of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act, as described below, and other factors. Lundbeck and Purchaser currently intend to cause the delisting of the Shares from the NASDAQ Capital Market, as promptly as practicable after the Effective Time, as permitted by applicable law and the rules of NASDAQ. We also expect to consummate the Merger as soon as practicable following the consummation of the Offer. If the Merger takes place, Chelsea will no longer be publicly traded.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Chelsea to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Chelsea to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Chelsea, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Chelsea and persons holding “restricted securities” of Chelsea to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on the NASDAQ Capital Market as described above. Lundbeck and Purchaser currently intend to cause Chelsea to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act), as promptly as practicable after the Effective Time and as soon as the requirements for termination of registration are met.

14.  Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, neither Chelsea nor any of its subsidiaries will declare, set aside or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, or make any other actual, constructive or deemed distribution in respect of shares of capital stock, except (i) cash dividends by a direct or indirect wholly-owned subsidiary of Chelsea to Chelsea or one of its wholly-owned subsidiaries, or (ii) with the prior written consent of Lundbeck (which consent shall not be unreasonably withheld, conditioned or delayed).

15.  Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, and subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), Purchaser will not be required to accept for payment or pay for any Shares validly tendered in the Offer unless:

(i)	at the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) represents at least a majority of the sum of (A) all Shares then outstanding; and (B) all Shares that Chelsea may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Tender Condition”);
(ii)	any waiting period applicable to the purchase of the Shares pursuant to the Offer and the consummation of the Merger under the HSR Act (or any extension thereof) has expired or been terminated (the “Antitrust Condition”);
(iii)	Lundbeck has received a certificate from Chelsea, signed by the Chief Executive Officer or Chief Financial Officer of Chelsea and dated as of the Expiration Date, confirming that none of the matters set forth in paragraph (b), (c) or (d) below have occurred.

Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or pay for any Shares validly tendered in the Offer if any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(a) (x) any order (whether temporary, preliminary or permanent in nature) has been issued by any court of competent jurisdiction or other restraint or prohibition of any governmental authority of competent jurisdiction is in effect, or any law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority of competent jurisdiction and remains in effect, that, in any such case, prohibits or makes illegal the consummation of the Offer or the Merger or (y) there is pending any action, investigation, claim, lawsuit, litigation or other proceeding brought by any governmental authority of competent jurisdiction that has a substantial likelihood of success (1) seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger in accordance with the terms of the Merger Agreement or (2) which, if successful, would reasonably be expected to result in a Substantial Detriment (the “Governmental Authority Condition”);

(b) (x) the representations and warranties of Chelsea contained in Section 4.7 of the Merger Agreement (Capitalization), Section 4.8(b) of the Merger Agreement (Subsidiaries), and Section 4.27 of the Merger Agreement (Brokers) shall not be true and correct, except for any de minimis inaccuracies, as of such time (except to the extent made as of a specific date, in which case as of such specific date only); (y) the representations and warranties of Chelsea contained in the first sentence of Section 4.1 of the Merger Agreement (Organization), Section 4.2 of the Merger Agreement (Corporate Power; Enforceability), Section 4.4 of the Merger Agreement (Voting Requirements), Section 4.5(a) of the Merger Agreement (Non-Contravention) and the second sentence of Section 4.13(a) of the Merger Agreement (Absence of Certain Changes) shall not be true and correct in all respects as of such time (except to the extent made as of a specific date, in which case as of such specific date only); or (z) all other representations and warranties of Chelsea set forth in the Merger Agreement shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of such time, except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below) and except, in each case, to the extent such representations and warranties are made as of a specific date (in which case such representations and warranties shall not be true and correct (subject to such qualifications) as of such specific date only);

(c) Chelsea has failed to perform or comply in all material respects with its obligations required to be performed or complied with by it under the Merger Agreement; or

(d) since the date of the Merger Agreement, there has occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect (the “Material Adverse Effect Condition”); or

(e) the Merger Agreement has been terminated in accordance with its terms.

As used in the Merger Agreement, a “Material Adverse Effect” means any change, effect, event or development (each a “Change”, and collectively, “Changes”) that, individually or taken together with all other Changes, has had or would reasonably be likely to have a material adverse effect on the business, financial condition or results of operations of Chelsea and its subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over the counter market operating in the United States or any other country or region in the world; (iii) conditions (or changes in such conditions) in the industries or markets in which Chelsea and its subsidiaries conduct business; (iv) political conditions (or changes in such conditions) in the

United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (vi) the results of any clinical trial of one or more products or product candidates of any person other than Chelsea; (vii) the determination by, or the delay of a determination by, the FDA, or any panel or advisory board empowered or appointed thereby, with respect to the approval, non-approval or disapproval of any products similar to or competitive with Chelsea’s product candidates; (viii) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (ix) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby (provided that this clause (ix) shall not apply to any representation or warranty contained in the Merger Agreement to the extent that the purpose thereof is to address the consequences resulting from the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated by the Merger Agreement), including (A) the identity of Lundbeck, (B) the loss or departure of officers or other employees of Chelsea or any of its subsidiaries directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by the Merger Agreement, and (C) any other negative development in Chelsea’s relationships with any of its customers, suppliers, distributors or other business partners, directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by the Merger Agreement; (x) any actions taken or failure to take action, in each case, by Lundbeck or any of its subsidiaries, or which Lundbeck has approved, consented to or requested; compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement, other than Section 6.1 of the Merger Agreement (operating covenants) (provided that this clause (x) shall not apply to any representation or warranty contained in the Merger Agreement to the extent that the purpose thereof is to address the consequences resulting from the compliance with, and actions contemplated by, the Merger Agreement); or the failure to take any action prohibited by the Merger Agreement; (xi) changes in Chelsea’s stock price or the trading volume of Chelsea’s stock, in and of itself, or any failure by Chelsea to meet any public estimates or expectations of Chelsea’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Chelsea to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and (xii) (A) certain the legal proceedings set forth in Chelsea’s disclosure letter and (B) any legal proceedings against the Company arising out of the Merger Agreement, the Offer, the Merger or in connection with any other transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing proviso, to the extent a Change (by itself or when aggregated or taken together with any and all other Changes) both (A) results from, arises out of, or is attributable or related to, any of the matters described in clauses (i) through (vi), (vii) or (viii) above, and (B) adversely and disproportionately affects Chelsea and its subsidiaries, taken as a whole, as compared to other companies in the industries in which Chelsea and its subsidiaries conduct business, the disproportionate aspect of such Change may be taken into account when determining whether a “Material Adverse Effect” has occurred.

The foregoing conditions, other than the Minimum Tender Condition, are for the sole benefit of Lundbeck and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Lundbeck and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition unless such waiver is consented to in writing by Chelsea). The failure by Lundbeck or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

16.  Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on its examination of publicly available information filed by Chelsea with the SEC and other publicly available information concerning Chelsea, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Chelsea’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Lundbeck as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Chelsea’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer”.

State Takeover Statutes.  A number of states (including Delaware, where Chelsea is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Chelsea, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL as described below) purport to apply to the Offer or the Merger, Lundbeck and Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Chelsea Board of Directors has taken all action necessary to exempt the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) from the provisions of Section 203 of the DGCL, and such action is effective as of May 7, 2014.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Chelsea, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer”.

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Lundbeck and Chelsea intend to promptly file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the date 15 calendar days after filing (or if such date is not a business day, the next business day after such date), unless earlier terminated by the FTC and the Antitrust Division, or Lundbeck or Chelsea, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Lundbeck or Chelsea, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Lundbeck’s or Chelsea’s, as applicable, substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers either necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Lundbeck, Chelsea or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.  Chelsea and Lundbeck and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Lundbeck and Chelsea are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

Certain Litigation. Between May 9, 2014 and May 15, 2014, six putative class action complaints were filed in the Court of Chancery of the State of Delaware by Chelsea stockholders in connection with the pending Transactions. The actions are styled as follows: Dominick v. Chelsea Therapeutics International, Ltd., et al.; Hetland v. Chelsea Therapeutics International, Ltd., et al.; Parikh v. Chelsea Therapeutics International, Ltd., et al.; Rotundo, et al. v. Chelsea Therapeutics International, Ltd., et al.; Kaufman v. Chelsea Therapeutics International, Ltd., et al.; and Klingel, et al. v. Chelsea Therapeutics International, Ltd., et al. The lawsuits generally allege that the directors of Chelsea breached their fiduciary duties by, among other things, approving the Transactions that provide for inadequate consideration for Chelsea’s stockholders under circumstances involving certain alleged conflicts of interest; that the Merger Agreement includes allegedly preclusive deal protection provisions; and that Chelsea, Lundbeck and Purchaser allegedly aided and abetted the directors in breaching their duties to the stockholders. The actions seek various remedies, including enjoining the Merger from being consummated, damages and costs and fees relating to the lawsuits.

The outcome of these matters is uncertain. Chelsea advises us that an adverse judgment or judgments for monetary damages could have a material adverse effect on the operations and liquidity of Chelsea. A preliminary injunction could delay or jeopardize the completion of the Transactions, and permanent injunctive relief could indefinitely enjoin completion of the Transactions. Lundbeck, Purchaser and Chelsea each believe that these actions have no merit and intend to defend vigorously against them.

17.  Fees and Expenses.

Moelis & Company LLC is acting as Dealer Manager in connection with the Offer, for which services it will receive customary compensation. Lundbeck and Purchaser have agreed to reimburse Moelis & Company LLC for reasonable out-of-pocket costs and expenses incurred in connection with its engagement, and to indemnify it and certain related parties against specified liabilities.

Lundbeck and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Lundbeck nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.  Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Lundbeck or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Lundbeck, Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Lundbeck and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Chelsea has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Board Recommendation and the reasons for such Board Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Certain Information Concerning Lundbeck and Purchaser”.

Charlie Acquisition Corp.

May 23, 2014

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF H. LUNDBECK A/S
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
LUNDBECK LLC AND MANAGER AND EXECUTIVE OFFICERS OF LUNDBECK LLC
LUNDBECK USA HOLDING LLC AND MANAGER AND EXECUTIVE OFFICERS OF LUNDBECK USA HOLDING LLC
LUNDBECK FOUNDATION AND BOARD OF TRUSTEES AND EXECUTIVE OFFICER OF LUNDBECK FOUNDATION

1. Directors and Executive Officers of H. Lundbeck A/S.  The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of H. Lundbeck A/S. The current business address of each person is H. Lundbeck A/S, Ottiliavej 9, DK-2500 Valby, Denmark, and the current business phone number of each person is +45 36 30 13 11, unless otherwise noted below.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Håkan Björklund, Chairman of the Board (Sweden)	Håkan Björklund, Ph.D., was elected as Chairman of the Board of H. Lundbeck A/S at the 2011 annual general meeting. Mr. Björklund currently chairs the Remuneration Committee and is a Member of the Audit Committee. Mr. Björklund has also been a Healthcare Industry Executive of Avista Capital Partners since October 1, 2011. Mr. Björklund currently serves on the boards of Atos Medical AB and Coloplast A/S. Mr. Björklund was Chief Executive Officer of Nycomed GmbH from 1999 to 2011, and of Nycomed Pharma from July 2000 to September 2011.
Christian Dyvig, Deputy Chairman of the Board (Denmark)	Christian Dyvig was elected as a Director of H. Lundbeck A/S at the 2011 annual general meeting and is currently a Member of the Scientific Committee. Since June 2011, Mr. Dyvig has also been Chief Executive Officer of the Lundbeck Foundation, where his principal business address is Scherfigsvej 7, 2100 Copenhagen, Denmark. Mr. Dyvig is also currently Chairman of FIH Erhvervsbank A/S and Deputy Chairman of ALK A/S. Mr. Dyvig served as Managing Director, Director or Chairman of a number of businesses in which he also has personal ownership (among them C.P. Dyvig, Falck A/S, Kompan A/S and FIH Erhvervsbank A/S) from 2009 to 2011, and as a Partner in Nordic Capital from 2003 to 2009.
Thorleif Krarup, Director (Denmark)	Thorleif Krarup was elected as a Director of H. Lundbeck A/S in 2004, previously served as Deputy Chairman and currently chairs the Audit Committee. Mr. Krarup is currently Chairman of the Board of Exiqon A/S, Vice Chairman of Falck A/S and a Board Member of ALK A/S, Bisca A/S, the Lundbeck Foundation and the Denmark-America Foundation.
Melanie G. Lee, Director (U.K.)	Melanie G. Lee, Ph.D., was elected as a Director of H. Lundbeck A/S at the 2012 annual general meeting and currently chairs the Scientific Committee. Ms. Lee is currently Chief Executive Officer of NightstaRx Ltd. and has been a non-executive Board Member of BTG plc since November 2010. Ms. Lee was Chief Executive Officer of Syntaxin Ltd. from 2010 to July 2013, and previously served as Research and Development Director and Member of the Management Board of Celltech plc and as Executive Vice President for Research and Development and President of New Medicines at UCB.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Lars Rasmussen, Director (Denmark)	Lars Rasmussen was elected as a Director of H. Lundbeck A/S at the 2013 annual general meeting and is currently a Member of the Audit Committee and Remuneration Committee. Since 2001, Mr. Rasmussen has been a member of the executive management team at Coloplast A/S, and in 2008 was appointed as President and Chief Executive Officer of Coloplast A/S. Mr. Rasmussen is also currently a Member of the respective Boards of Directors of TDC, MT Højgaard and Højgaard Holding.
Terrie Curran, Director (Australia)	Terrie Curran serves as a Director of H. Lundbeck A/S and is currently a Member of the Remuneration Committee. Since 2013, Ms. Curran has been Corporate Vice President USA of Celgene Pharmaceuticals. Ms. Curran previously held executive roles with Merck as Senior Vice President of Global Woman’s Health and with Schering-Plough as Country Manager (Switzerland).
Mona Elisabeth Elster, Director (Denmark)	Mona Elisabeth Elster serves as a Director of H. Lundbeck A/S, where she began working in 1994. Ms. Elster has worked in Discovery Chemistry and DMPK and was appointed Senior Lab Technician in 2009. Since 1995, Ms. Elster has been a Member of the Board of H. Lundbeck A/S’s salaried employees’ association, of which she was appointed Chairman in 2002.
Jørn Møller Mayntzhusen, Director (Denmark)	Jørn Møller Mayntzhusen serves as a Director of H. Lundbeck A/S, where he began working in 2002. Mr. Mayntzhusen served as Head of Customer Center Supply from 2002 to 2009 and Head of Supply Planning and Costing from 2009 to 2010, and currently serves as Senior Project Manager for Supply Optimization and Launches of New Products.
Henrik Sindal Jensen, Director (Denmark)	Henrik Sindal Jensen, Ph.D., serves as a Director of H. Lundbeck A/S, where he began working in 2004. Mr. Jensen has held a number of different positions in Research, including positions in line management and as Principal Scientist (Head of Section for Synaptic Transmission), in which position he currently serves.
Ulf Wiinberg, Chief Executive Officer (Denmark)	Ulf Wiinberg has been Chief Executive Officer of H. Lundbeck A/S since June 2008. Mr. Wiinberg is also currently a Board Member of EFPIA in Europe and of PhRMA in the United States and serves on the Industrial Policy Committee of the Confederation of Danish Industry. Mr. Wiinberg previously worked with Wyeth for 27 years, most recently as President of Wyeth Europe, Middle East, Africa and Canada and as a Member of Wyeth’s Corporate Management Committee.
Anders Gersel Pedersen, Executive Vice President, Research and Development (Denmark)	Anders Gersel Pedersen has been Executive Vice President of Research and Development of H. Lundbeck A/S since 2011, after joining the company in 2000 and serving first as Vice President of International Clinical Research and then as Executive Vice President of Drug Development. Mr. Pedersen also is currently Chairman of Genmab A/S and serves on the Board of Directors of Bavarian Nordic A/S and ALK A/S. Mr. Pedersen is a member of the European Society for Medical Oncology, the International Association for the Study of Lung Cancer, the American Society of Clinical Oncology, the Danish Society for Medical Oncology and the Danish Society of Internal Medicine.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Anders Götzsche, Executive Vice President and Chief Financial Officer (Denmark)	Anders Götzsche began working at H. Lundbeck A/S in 2007 and is currently its Executive Vice President and Chief Financial Officer. Mr. Götzsche is also a Member of the Board of Veloxis Pharmaceuticals A/S and previously served as Chief Financial Officer of the Berlingske Officin, which position he assumed in 2005.

2. Directors and Executive Officers of Purchaser.  The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The current business address of each person is Lundbeck LLC, Four Parkway North, Deerfield, IL 60015, and the current business phone number of each person is +1 (866) 337-6996, unless otherwise noted below.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Staffan Schüberg, President, Director (Sweden)	Staffan Schüberg serves as President of Lundbeck LLC and Lundbeck USA Holding LLC and, since May 7, 2014, has served as President and Director of Charlie Acquisition Corp. Mr. Schüberg was Regional Vice President (Southern and Western Europe) of H. Lundbeck A/S from January 2005 to November 2010. Mr. Schüberg is currently also the Sole Member of the respective Boards of Managers of Lundbeck USA Holding LLC and Lundbeck LLC.
Julie Hakim, Secretary and Treasurer, Director (United States)	Julie Hakim is a Certified Public Accountant and serves as Treasurer of Lundbeck LLC and Lundbeck USA Holding LLC and, since May 7, 2014, has served as Secretary, Treasurer and Director of Charlie Acquisition Corp. From January 2010 to April 2012, Ms. Hakim served as VP Business Planning of Lundbeck LLC and its predecessor, Lundbeck Inc. From April 2009 to January 2010, Ms. Hakim was VP Corporate Controller of Lundbeck Inc.
Joseph Nolan, Director (United States)	Mr. Nolan serves as Chief Commercial Officer of Lundbeck LLC and, since May 7, 2014, has been Director of Charlie Acquisition Corp.

3. Lundbeck LLC and Manager and Executive Officers of Lundbeck LLC.  Purchaser is a direct wholly-owned subsidiary of Lundbeck LLC, a Delaware limited liability company with its principal executive office located at Four Parkway North, Deerfield, IL 60015. The telephone number of Lundbeck LLC is +1 (866) 337-6996. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director (or manager) and executive officer of Lundbeck LLC. The current business address of each person is Lundbeck LLC, Four Parkway North, Deerfield, IL 60015, and the current business phone number of each person is +1 (866) 337-6996, unless otherwise noted below.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Staffan Schüberg, Manager and President (Sweden)	(See information provided for Purchaser above.)
Julie Hakim, Treasurer (United States)	(See information provided for Purchaser above.)
Thomas Forrester, Vice President, General Counsel and Secretary (United States)	Mr. Forrester serves as Vice President, General Counsel and Secretary of Lundbeck LLC and as Secretary of Lundbeck USA Holding LLC. From December 2007 to April 2011, Mr. Forrester was Vice President and U.S. Corporate Compliance Officer of Sanofi-Aventis U.S.

4. Lundbeck USA Holding LLC and Manager and Executive Officers of Lundbeck USA Holding LLC.  Purchaser is an indirectly wholly-owned subsidiary of Lundbeck USA Holding LLC, a Delaware limited liability company with its principal executive office located at Four Parkway North, Deerfield, IL 60015. The telephone number of Lundbeck USA Holding LLC is +1 (866) 337-6996. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director (or manager) and executive officer of Lundbeck USA Holding LLC. The current business address of each person is Lundbeck LLC, Four Parkway North, Deerfield, IL 60015, and the current business phone number of each person is +1 (866) 337-6996, unless otherwise noted below.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Staffan Schüberg, Manager and President (Sweden)	(See information provided for Purchaser above.)
Julie Hakim, Treasurer (United States)	(See information provided for Purchaser above.)
Thomas Forrester, Secretary (United States)	(See information provided for Lundbeck LLC above.)

5. The Lundbeck Foundation and Board of Trustees and Executive Officers of the Lundbeck Foundation.  H. Lundbeck A/S is ultimately controlled by the Lundbeck Foundation with its principal executive office located at Scherfigsvej 7, DK-2100 Copenhagen, Denmark. The telephone number of the Lundbeck Foundation is +45 39 12 80 00. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each trustee and executive officer of the Lundbeck Foundation. The current business address of each person is Lundbeck Foundation (Lundbeckfonden), Scherfigsvej 7, DK-2100 Copenhagen, Denmark, and the current business phone number of each person is +45 39 12 80 00, unless otherwise noted below.

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Jørgen Huno Rasmussen, Chairman of the Board (Denmark)	Jørgen Huno Rasmussen is Chairman of the Board of the Lundbeck Foundation, to which he was elected in 2008, and is also Chairman of the Investment Committee. Mr. Rasmussen is currently Chairman of the respective Boards of TryghedsGruppen and Tryg A/S, as well as a Board Member of Bladt Industries A/S, Haldor Topsøe A/S, Terma A/S, Rambøll A/S and Vestas Wind Systems A/S. From 2004 to 2013, Mr. Rasmussen served as Chief Executive Officer of FLSmidth & Co. A/S.
Steffen Kragh, Vice Chairman of the Board (Denmark)	Steffen Kragh is Vice Chairman of the Board of the Lundbeck Foundation, to which he was elected in 2013, and is a Member of the Investment Committee. Mr. Kragh is currently the President and Chief Executive Officer of the Egmont Foundation and Egmont International Holding, where his business address is Vognmagergade 11, DK-1148 Copenhagen, Denmark. Mr. Kragh is a non-executive board member of Nykredit Holding A/S (Vice Chairman), Nykredit Realkredit A/S (Chairman), Foreningen Nykredit and Cappelen Damm Holding (Chairman) and Chairman of numerous companies in the Egmont group.
Thorleif Krarup, Board Member (Denmark)	(See information provided for H. Lundbeck A/S above.)

Name, Position and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Povl Krogsgaard-Larsen, Board Member (Denmark)	Povl Krogsgaard-Larsen was elected to the Board of the Lundbeck Foundation in 2011 and is a Member of the Research, Biomedical, Natural Science and Investment Committees. Mr. Krogsgaard-Larsen is currently a Professor at Copenhagen University, where his business address is Universitetsparken 2, DK-2100 Copenhagen, Denmark. Mr. Krogsgaard-Larsen is also currently Chairman of the respective Boards of Bioneer A/S and the Grete Lundbeck European Brain Research Foundation, Vice Chairman of the Alfred Benzon Foundation and a Member of the Board of the Carlsberg Laboratory.
Susanne Krüger Kjær Board Member (Denmark)	Susanne Krüger Kjær was elected to the Board of the Lundbeck Foundation in 2014 and is a Member of the Research and Biomedical Sciences Committees. Ms. Kjær is currently a Professor at Copenhagen University and Rigshospitalet and Head of Research in the Unit of Virus, Lifestyle and Genes at the Danish Cancer Society Research Center, where her business address is Blegdamsvej 9, DK-2100 Copenhagen, Denmark. Ms. Kjær is also currently a Member of the Steering Committee of the Mermaid Project and a Board Member of the Aragon Foundation.
Gunhild Waldemar, Board Member (Denmark)	Gunhild Waldemar was elected to the Board of the Lundbeck Foundation in 2011 and is currently a member of the Research and Biomedical Sciences Committees. Ms. Waldemar is currently a Professor and Chief Physician at Copenhagen University and Rigshospitalet, where her business address is Blegdamsvej 9, DK-2100 Copenhagen, Denmark. Ms. Waldemar is also a Director of the Danish Dementia Research Center, Chairman of the Research Committee of the Danish Alzheimer’s Association, Liaison with the European Federation of Neurological Societies and Vice Chairman of the Dementia Council of the Capital Region of Denmark.
Vagn Flink Møller Pedersen, Board Member (Denmark)	Vagn Flink Møller Pedersen was elected to the Board of the Lundbeck Foundation in 2014 and is an Employee Representative for the employees of Falck. Mr. Pedersen is also currently a Rescue Officer at Falck A/S, where his principal business address is Polititorvet, DK-1780 Copenhagen, Denmark.
Henrik Sindal Jensen, Board Member (Denmark)	(See information provided for H. Lundbeck A/S above.)
Peter Adler Würtzen, Board Member (Denmark)	Peter Adler Würtzen, Ph.D., was elected to the Board of the Lundbeck Foundation in 2008 and is an Employee Representative for the employees of ALK A/S. Mr. Würtzen is currently a Team Leader at ALK A/S, where his principal business address is Bøge Allé 6, DK-2970 Hørsholm, Denmark.
Christian Dyvig, Chief Executive Officer (Denmark)	(See information provided for H. Lundbeck A/S above.)

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll free: (877) 687-1875
Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, New York 10022
(212) 883-3800